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PROSPECTUS

2,400,000 Shares

COMMON STOCK

Aftermarket Technology Corp. is offering 2,400,000 shares.

Our common stock is quoted on the Nasdaq National Market under the symbol "ATAC." On March 4, 2002, the reported last sale price of our common stock was $17.49 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

PRICE $16.50A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$16.50	$.9075	$15.5925
Total	$39,600,000	$2,178,000	$37,422,000

We have granted the underwriters the right to purchase up to an additional 360,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on March 8, 2002.

MORGAN STANLEY

MERRILL LYNCH & CO.

WACHOVIA SECURITIES

March 4, 2002

Aftermarket Technology Corp.

Leading remanufacturer and distributor of automotive drivetrain products and provider of value-added warehouse and distribution services.

DRIVETRAIN REMANUFACTURING

A LEADER IN REMANUFACTURED TRANSMISSIONS

BEST IN CLASS PROCESS EXPERTISE

STATE-OF-THE-ART TEST EQUIPMENT

LEVERAGING EMPLOYEES TOWARDS CUSTOMER DELIGHT

LOGISTICS

FULFILLMENT SERVICES

WAREHOUSE MANAGEMENT AND OPTIMIZATION

SUPPLY CHAIN SYSTEMS SOLUTIONS

INVENTORY AND SUPPLIER MANAGEMENT

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. We are offering shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

        You should read this summary together with the more detailed information and our financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, "we," "us" and "our" refer to Aftermarket Technology Corp. and our subsidiaries. Except as otherwise indicated, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised.

Our Business

        We are a leading remanufacturer and distributor of drivetrain products used in the repair of automobiles and light trucks in the automotive aftermarket. Our Logistics business is a provider of value added warehouse and distribution services as well as returned material reclamation and disposition services. For the nine months ended September 30, 2001, we had net sales of $291.9 million, an increase of 6.5% over the same period in 2000, and income from continuing operations of $19.6 million compared to a loss from continuing operations of $3.1 million for the same period in 2000.

        Our Drivetrain Remanufacturing business sells factory-approved remanufactured drivetrain products directly to automobile manufacturers, or OEMs. Our Drivetrain business products consist principally of remanufactured transmissions and also include remanufactured torque converters, valve bodies and engines. The OEMs primarily use the remanufactured products as replacement parts for their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. Our principal customers for remanufactured transmissions are DaimlerChrysler Corporation, Ford Motor Company, General Motors Corporation and a number of foreign OEMs.

        Our Logistics business consists of three operating units: Logistics Services, a provider of value added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless Services; Material Recovery, a provider of returned material reclamation and disposition services and management of failed components, commonly referred to as cores, primarily to Ford and, to a lesser extent, General Motors; and Autocraft Electronics, an automotive electronic remanufacturing and distribution business.

Recent Developments

        On February 11, 2002, we reported financial results for the year ended December 31, 2001. Revenue in 2001 increased by $20.9 million to $393.4 million from $372.5 million for 2000. Income from continuing operations increased by $27.1 million, to $29.5 million for 2001 from $2.4 million for 2000. Excluding pre-tax special charges of $5.3 million and a one-time gain on the sale of an asset of $.9 million recorded in 2001 and $32.6 million of special charges recorded in 2000, income from continuing operations increased 41.7% to $32.3 million for 2001 as compared to $22.8 million for the prior year. The special charges in 2001 primarily related to (i) termination benefits for management upgrades and de-layering ($2.5 million), (ii) severance, asset write downs and facility exit costs associated with the termination of our electronic control module product line ($1.9 million) and (iii) severance, facility exit and idle capacity costs associated with facility consolidations and implementation of cellularized manufacturing ($.9 million), and the $32.6 million of special charges in 2000 related primarily to asset impairment charges associated with our engines business. Diluted earnings per share from continuing operations increased to $1.40 in 2001 from $.11 in 2000. Earnings per share from continuing operations before special charges and the one-time gain reached an all-time-high of $1.53 per diluted share in 2001 versus $1.08 per diluted share for 2000. This increase is primarily attributable to revenue growth and productivity improvements in the logistics segment and the return of the engines business to profitability, partially offset by reduced margins relating to inventory and pricing reductions in the drivetrain remanufacturing business.

        On February 8, 2002, we executed a credit agreement and a related security agreement in connection with a new credit facility. The new credit facility provides for an aggregate of $170.0 million of term loans and a 5-year revolving credit facility of $50.0 million. The new credit facility also provides for an additional optional term loan of up to $100.0 million, subject to certain conditions including the receipt from one or more lenders of the additional commitments that may be requested. The extensions of credit by the lenders pursuant to the new credit facility are subject to various conditions. If these conditions are satisfied, we expect that the closing under the new credit facility will occur in conjunction with the closing of the public offering, although the closing under the new credit facility is not a condition to the closing of the public offering. If we close the new credit facility, we intend to use the proceeds of the new credit facility to purchase or redeem our remaining 12% senior subordinated notes and to retire our existing credit facility, as well as for working capital and general corporate purposes. If we do not close the new credit facility, we still intend to purchase or redeem a portion of the senior subordinated notes with the proceeds from this offering. We expect to incur an extraordinary charge of approximately $3.3 million for the write-off of previously capitalized debt issuance costs, a call premium and fees in connection with the replacement of our existing credit facility and the retirement of our senior subordinated notes.

Our Growth Strategies

        Our growth strategies include:

  •
  Increasing Sales to Existing Customers.  We intend to increase our business with our existing Drivetrain customers by working with OEMs to increase dealer utilization of remanufactured transmissions in both the warranty and post-warranty periods. We intend to increase penetration of our existing Logistics business customer base by broadening our offering of Logistics products and services and by marketing our core competencies as solutions to our customers' needs.

  •
  Introducing New Products.  We continue to work with our OEM customers to identify additional remanufactured products and services where we can provide value to the OEM. We also intend to leverage our core competencies in logistics and electronics remanufacturing by working with our existing and new customers to identify products and services where we can add value.

  •
  Establishing New Customer Relationships.  We believe that opportunities for growth exist with several foreign OEMs regarding their United States-based remanufacturing programs. We also look to obtain new customers for our drivetrain products in the independent aftermarket. We plan to leverage our existing relationships with automobile OEMs into new logistics customer relationships. We believe that our logistics services business should be attractive to new customers who recognize that outsourcing this function will enable them to both focus on their core competencies and have an efficient product distribution system.

  •
  Pursuing Future Acquisitions.  An important element of our growth strategy is the acquisition and integration of complementary businesses in order to broaden product offerings, capture market share and improve profitability.

THE OFFERING

Common stock offered by:
Aftermarket Technology Corp.	2,400,000 shares

Common stock to be outstanding after this offering	23,136,559 shares

Use of proceeds	The net proceeds will be used to purchase or redeem a portion of our 12% Senior Subordinated Notes due 2004. See "Use of Proceeds" on page 14.
Nasdaq National Market symbol	ATAC

        The above information regarding shares outstanding after the offering is based on the number of shares of common stock outstanding as of December 1, 2001. The number of shares outstanding excludes 2,365,889 shares subject to outstanding stock options as of December 1, 2001 at a weighted average exercise price of $7.74 per share and excludes 70,176 shares subject to outstanding warrants as of December 1, 2001 at an exercise price of $1.67 per share.

        Our principal executive offices are located at One Oak Hill Center, Suite 400, Westmont, Illinois 60559, and our telephone number is (630) 455-6000. Our Internet address is http://www.goatc.com. The contents of our website are not a part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The data as of and for the five years ended December 31, 2000 have been derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent accountants, which, in the case of the statements for the three years ended December 31, 2000, are included elsewhere in this prospectus. The data as of and for the nine months ended September 30, 2000 and 2001 have been derived from our unaudited consolidated financial statements that were prepared on the same basis as the audited financial statements and include, in our opinion, all adjustments necessary to present fairly the information presented for the interim periods. However, interim period results are not necessarily indicative of results that will be obtained for the full year. The historical financial data are qualified in their entirety by, and should be read in conjunction with, the financial statements and related notes, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 19 and other financial information included elsewhere or incorporated by reference in this prospectus. The data provided below reflect acquisitions and dispositions by us for the periods indicated. See "Business—Corporate History" on page 47. The results of our former ATC Distribution Group, Inc. subsidiary, which was sold in October 2000, are classified as discontinued operations in the selected financial data presented below.

	Year Ended December 31,					Nine Months Ended September 30,
	1996	1997	1998	1999	2000	2000	2001
	(in thousands, except per share data)
Statements of Operations Data:
Net sales	$171,279	$191,058	$300,723	$365,563	$372,493	$274,002	$291,869
Cost of sales	104,657	114,956	219,539	246,224	248,438	182,415	192,278
Special charges(1)	—	—	1,347	2,965	9,134	9,134	162

Gross profit	66,622	76,102	79,837	116,374	114,921	82,453	99,429
Selling, general and administrative expenses	25,278	30,430	47,496	56,736	57,331	41,643	44,149
Amortization of intangible assets	2,998	3,273	5,038	5,527	5,255	3,999	3,767
Special charges(1)	—	—	5,327	4,345	23,450	23,450	3,526

Income from operations	38,346	42,399	21,976	49,766	28,885	13,361	47,987
Interest income	—	—	—	—	234	—	1,117
Interest expense and other, net	16,878	15,213	21,917	23,251	24,830	18,444	17,180
Income tax expense (benefit)	8,737	10,902	974	9,739	1,883	(1,938)	12,291

Income (loss) from continuing operations(2)(3)	$12,731	$16,284	$(915)	$16,776	$2,406	$(3,145)	$19,633

Income (loss) from continuing operations per share(4)	$.80	$.84	$(.05)	$.79	$.11	$(.15)	$.94
Shares used in computation of income from continuing operations per share(4)	15,918	19,335	19,986	21,164	21,163	20,634	20,901

	As of September 30, 2001
	Actual	As Adjusted for the Offering(5)	As Adjusted for the Offering and the New Credit Facility(5)
	(in thousands)
Balance Sheet Data:
Working capital, continuing operations	$77,089	$77,089	$79,589
Property, plant and equipment, net	51,744	51,744	51,744
Total assets	416,513	416,445	420,885
Long-term liabilities, less current portion	219,284	183,346	192,852
Common stockholders' equity	96,074	131,944	129,378

(1)
See Note 20 to our consolidated financial statements appearing elsewhere in this prospectus for a description of special charges.

(2)
Income (loss) from continuing operations for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and the nine months ended September 30, 2000 and 2001 excludes income (loss) from discontinued operations, net of income taxes, of $3,568,000, $6,719,000, $(6,200,000), $(9,969,000), $(99,289,000), $(100,696,000) and $(1,145,000), respectively.

(3)
Income (loss) from continuing operations for the year ended December 31, 1997 excludes an extraordinary item in the amount of $3,749,000 ($6,269,000 less related income tax benefit of $2,520,000). In addition, income (loss) from continuing operations for the year ended December 31, 1998 excludes an extraordinary item in the amount of $703,000 ($1,172,000 less related income tax benefit of $469,000).

(4)
See Note 15 to our consolidated financial statements appearing elsewhere in this prospectus for a description of the computation of earnings per share.

(5)
The first as adjusted column adjusts the historical information to give effect to our sale of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and giving effect to the application of the net proceeds of the offering as described under "Use of Proceeds" on page 14. The second as adjusted column further adjusts the information to give effect to our new credit facility and the application of the net proceeds from our new credit facility to redeem our remaining senior subordinated notes and retire our existing credit facility.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. We believe these are all the material risks currently facing our business, but additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.

We rely on a few major customers for a significant majority of our business and the loss of any of those customers, or significant changes in prices or other terms with any of our major customers, could reduce our net income and operating results.

        A few customers account for a significant majority of our net revenues each year. In 2001, we had three customers that individually accounted for more than 10% of our revenues. Ford accounted for approximately 27.7%, 29.6%, 30.0% and 34.6% of our net sales for 1998, 1999, 2000 and 2001, respectively, DaimlerChrysler accounted for 29.4%, 31.6%, 29.6% and 24.7% of our net sales in 1998, 1999, 2000 and 2001, respectively, and AT&T Wireless accounted for 3.7%, 6.3%, 14.1% and 17.6% of our net sales during 1998, 1999, 2000 and 2001, respectively. If we lose any of these customers, or if any of them reduces or cancels a significant order, our net sales and operating results could decrease significantly.

        DaimlerChrysler and Ford, like other North American OEMs, generally require that their dealers using remanufactured products for warranty application use only products from approved suppliers. Although we are currently the only factory-approved supplier of remanufactured transmissions for Chrysler automobiles and light trucks and one of two suppliers to Ford, DaimlerChrysler and Ford are not obligated to continue to purchase our products and generally may terminate our agreements on 90 days notice or less. They may approve other suppliers in the future and we may not be able to maintain or increase our sales to them. Within the last five years the standard new vehicle warranty provided by our customers has varied and shorter warranty periods could be implemented in the future. Any shortening of warranty periods could reduce the amount of warranty work performed by dealers and reduce the demand for our services.

        Substantially all of our contracts or arrangements with our customers are terminable on 90 days notice or less. In addition, we periodically renegotiate the prices and other terms of our products with our customers. For instance, in 2001, we reduced our prices to Chrysler, as requested, by approximately 5%. In addition, our arrangements with AT&T Wireless will expire, and may be subject to a price renegotiation, within the next year. Because of the short termination periods and periodic price negotiations, we cannot give any assurances of the stability of the prices for our products and, therefore, our revenue streams. Significant price fluctuations could materially affect our business.

Interruptions or delays in obtaining transmission cores and component parts could impair our business.

        In our remanufacturing operations, we obtain used transmissions, engines and related components, commonly known as cores, which are sorted and either placed into immediate production or stored until needed. The majority of the cores we remanufacture are obtained from OEMs. Our ability to obtain cores of the types and in the quantities we require is critical to our ability to meet demand and expand production. With the increased acceptance in the aftermarket of remanufactured assemblies, the demand for cores has increased. We have periodically experienced situations in which the inability to obtain sufficient cores has limited our ability to accept orders. We may experience core shortages in the future. In addition, from time to time, we experience shortages of components manufactured by our OEM customers that we require for our transmission remanufacturing process. If we experience such shortages for an extended period of time, it could have a material adverse effect on our business and negatively impact our competitive position.

Our financial results are affected by transmission failure rates which are outside our control.

        Our quarterly and annual operating results are affected by transmission failure rates, and a drop in rates could adversely affect sales or profitability or lead to variability of our operating results. Generally, if transmissions last longer, there will be less demand for our remanufactured transmissions. Transmission failure rates could drop due to a number of factors outside our control, including:

  •
  consumers retaining automobiles for shorter periods, which could occur in periods of economic growth or stability;

  •
  transmission design that results in greater reliability;

  •
  consumers driving fewer miles per year, which could occur if gasoline prices were to increase; and

  •
  mild weather, such as that being experienced in early 2002.

Our financial results are affected by our customers' policies which are outside our control.

        Our financial results are also affected by the policies of our OEM customers. Changes to our key OEM customer policies that could materially affect our business include:

  •
  shortened warranty periods that could reduce the demand for our products;

  •
  reductions in the amount of inventory our OEM customers elect to retain;

  •
  longer time periods before remanufactured transmissions are introduced for use with a particular automobile; and

  •
  guidelines that affect dealer decisions to rebuild units at the dealer rather than install remanufactured transmissions.

Our Logistics business is dependent on the strength of our customers.

        AT&T Wireless, our principal Logistics customer, operates in a highly competitive technology market. The number of cell phones sold by AT&T Wireless, whether to new subscribers or as replacement phones to existing subscribers, is dependent on its ability to keep pace with technological advancements and to provide service programs and prices that are attractive to current and potential customers. Our Logistics revenue from AT&T Wireless is substantially related to the number of phones sold by AT&T Wireless. Consequently, any material decrease in phones sold by AT&T Wireless will materially and adversely affect our Logistics revenue.

We may incur material liabilities under various federal, state, local and foreign environmental laws.

        We are subject to various evolving federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up, and the damages resulting from, past spills, disposals or other releases of hazardous substances. In connection with our acquisition activity, we have conducted certain investigations of facilities we have acquired and their compliance with applicable environmental laws. Similarly, in the course of lease terminations, we have generally conducted investigations into potential environmental impacts resulting from our operations. These investigations revealed various environmental matters and conditions that could expose us to liability or which have required us to undertake compliance-related improvements or remedial activities. Furthermore, one of our former subsidiaries, RPM, leased several facilities in Azusa, California located within what is now a federal Superfund site. The entity that leased the facilities to RPM has been identified by the United States Environmental Protection Agency as one of the many potentially responsible parties for environmental liabilities associated with that Superfund site. Any liability we may have from this site or otherwise under environmental laws could materially affect our business.

Substantial competition could reduce our market share and significantly harm our financial performance.

        While we believe that our business is well positioned to compete in our two primary market segments, transmission remanufacturing and logistics, our industry segments are highly competitive. We may not be successful in competing against other companies, some of which are larger than us and have greater financial and other resources available to them than we do. Increased competition could require us to reduce prices or take other actions which may have an adverse effect on our operating results.

Our stock price is volatile, and you may not be able to recover your investment if our stock price declines.

        The stock price of our common stock has been volatile and can be expected to be affected by factors such as:

  •
  quarterly variations in our results of operations, which may be impacted by, among other things, price renegotiations with our customers;

  •
  quarterly variations in the results of operations or stock prices of comparable companies;

  •
  announcements of new products or services offered by us or our competitors;

  •
  changes in earnings estimates or buy/sell recommendations by financial analysts;

  •
  the stock price performance of our customers; and

  •
  general market conditions or market conditions specific to particular industries.

        In addition to the factors listed above affecting us, our competitors and the economy generally, the stock price of our common stock may be affected by any significant sale of shares by our principal stockholders. Aurora Equity Partners L.P. and Aurora Overseas Equity Partners I, L.P. collectively own 9,761,478 shares of our common stock. Any significant sales by the Aurora partnerships of these shares could have a negative impact on our stock price.

Our future operating results may fluctuate significantly.

        We may experience significant variations in our future quarterly results of operations. These fluctuations may result from many factors, including the condition of our industry in general and shifts in demand and pricing for our products. Our operating results are also highly dependent on our level of gross profit as a percentage of net sales. Our gross profits percentage fluctuates due to numerous factors, some of which may be outside of our control. These factors include:

  •
  pricing strategies;

  •
  changes in product costs from vendors;

  •
  the risk of some of the items in our inventory becoming obsolete;

  •
  the relative mix of products sold during the period; and

  •
  general market and competitive conditions.

        Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period.

Our success depends on our ability to retain our senior management and to attract and retain key personnel.

        Our success depends to a significant extent on the efforts and abilities of our senior management team. We have various programs in place to motivate, reward and retain our management team, including bonus and stock option plans. However, the loss of one or more of these persons could have an adverse effect on our business. Our success and plans for future growth will also depend on our ability to hire, train and retain skilled workers in all areas of our business. We currently do not have key executive insurance relating to our senior management team.

We cannot predict the impact of unionization efforts or labor shortages on our business.

        From time to time, labor unions have indicated their interest in organizing our workforce. Given that our OEM customers are in the highly unionized automotive industry, our business is likely to continue to attract the attention of union organizers. While these efforts have not been successful to date, we cannot give any assurance that we will not experience additional union activity in the future. Any union organization activity, if successful, could result in increased labor costs and, even if unsuccessful, could result in a temporary disruption of our production capabilities and a distraction to our management. Additionally, we need qualified managers and a number of skilled employees with technical experience in order to operate our business successfully. From time to time, there may be a shortage of skilled labor which may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations would be materially adversely affected.

We are subject to risks associated with future acquisitions.

        An important element of our growth strategy is the acquisition and integration of complementary businesses in order to broaden product offerings, capture market share and improve profitability. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities, obtain financing on acceptable terms or reach mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions as well as the integration of an acquired business could require us to incur significant costs and cause diversion of our management's time and resources. Future acquisitions by us could result in:

  •
  dilutive issuances of equity securities;

  •
  reductions in our operating results;

  •
  incurrence of debt and contingent liabilities;

  •
  future impairment of goodwill and other intangibles; and

  •
  other acquisition-related expenses.

        Some or all of these items could have a material adverse effect on our business. The businesses we acquire in the future may not achieve sales and profitability that justify our investment. In addition, to the extent that consolidation becomes more prevalent in our industry, the prices for suitable acquisition candidates may increase to unacceptable levels and limit our growth.

We may encounter problems in integrating the operations of companies that we acquire.

        We may encounter difficulties in integrating any businesses we acquire with our operations. The success of these transactions depends on our ability to:

  •
  retain key management members and technical personnel of acquired companies;

  •
  successfully merge corporate cultures and operational and financial systems; and

  •
  realize sale and cost reduction synergies.

        Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. In addition, after we have completed an acquisition, our management must be able to assume significantly greater responsibilities, and this in turn may cause them to divert their attention from our existing operations. Any of the foregoing could have a material adverse effect on our business and results of operations.

Our level of indebtedness and the terms of our indebtedness could adversely affect our business and liquidity position.

        As of December 31, 2001, our outstanding indebtedness was $197.8 million. While we anticipate that, as a result of this offering, our outstanding indebtedness will be reduced, we also expect that our indebtedness, including borrowings under our new expanded credit facility, may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and possible acquisitions. Our consolidated indebtedness level could materially affect our business because:

  •
  a substantial portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise;

  •
  it may materially limit or impair our ability to obtain financing in the future;

  •
  it may reduce our flexibility to respond to changing business and economic conditions or take advantage of business opportunities that may arise; and

  •
  our ability to pay dividends is limited.

        In addition, our existing senior credit facility, as well as our new credit facility, requires us to meet specified financial ratios and limits our ability to enter into various transactions. The terms of our current outstanding senior subordinated notes limit our ability to incur additional indebtedness. While we anticipate that we will use the proceeds of this offering, as well as the proceeds of our new credit facility, to redeem all of our senior subordinated notes, if for any reason we do not close our new credit facility, a portion of our senior subordinated notes will remain outstanding. If we default on any of our indebtedness, or if we are unable to obtain necessary liquidity, our business could be adversely affected.

Our controlling stockholders have the ability to influence all matters requiring the approval of our board of directors and our stockholders.

        We are controlled by the Aurora partnerships. As of December 1, 2001, the Aurora partnerships held approximately 66% of our voting power, through direct ownership of shares and voting arrangements, and after giving effect to our sale of shares in this offering, the Aurora partnerships will hold approximately 59% of our voting power and as a result will continue to control us. As a result, it may be more difficult for a third party to acquire us. See "Certain Transactions" on page 52.

Our certificate of incorporation and outstanding senior subordinated notes contain provisions that may hinder or prevent a change in control of our company.

        Our outstanding senior subordinated notes contain provisions that would require us to offer to repurchase the notes at a cash price equal to 101% of the principal amount of the senior subordinated notes, together with accrued interest, if a change of control were to occur. In addition, provisions of our certificate of incorporation could make it more difficult for a third party to obtain control of us, even if such a change in control would benefit our stockholders. Our board of directors can issue preferred stock without stockholder approval. Your rights could be adversely affected by the rights of holders of preferred stock that we issue in the future. All of these provisions could discourage a third party from obtaining control of us. Such provisions may also impede a transaction in which our stockholders could receive a premium over then current market prices and our stockholders' ability to approve transactions that they consider in their best interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference herein, contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to us that are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words "may," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified in the section entitled "Risk Factors," among others, may impact forward-looking statements contained in this prospectus.

USE OF PROCEEDS

        We estimate that the net proceeds to us from our sale of 2,400,000 shares will be approximately $36.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds to purchase or redeem a portion of our 12% senior subordinated notes due 2004.

        On February 8, 2002, we executed a credit agreement and a related security agreement in connection with a new credit facility. The new credit facility provides for an aggregate of $170.0 million of term loans and a 5-year revolving credit facility of $50.0 million. The new credit facility also provides for an additional optional term loan of up to $100.0 million, subject to certain conditions including the receipt from one or more lenders of the additional commitments that may be requested. The extensions of credit by the lenders pursuant to the new credit facility are subject to various conditions. If these conditions are satisfied, we expect that the closing under the new credit facility will occur in conjunction with the closing of the public offering, although the closing under the new credit facility is not a condition to the closing of the public offering. If we close the new credit facility, we intend to use the proceeds of the new credit facility to purchase or redeem our remaining senior subordinated notes and to retire our existing credit facility, as well as for working capital and general corporate purposes.

DIVIDEND POLICY

        We have never paid cash dividends on our common stock. Because we currently intend to retain earnings to finance our operations, expand our business and service and repay our indebtedness, we do not intend to pay cash dividends in the foreseeable future. As a holding company with no independent operations, our ability to pay cash dividends is also dependent upon our receipt of dividends or other payments from our subsidiaries. Under the terms of our outstanding senior subordinated notes, we are not permitted to pay any dividends on our common stock unless we satisfy a series of financial ratio tests. In addition, our existing senior credit facility, as well as our new credit facility, limits our payment of dividends.

COMMON STOCK PRICE RANGE

        Our common stock is quoted on the Nasdaq National Market under the symbol "ATAC." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market:

	High	Low
Year Ended December 31, 1999:
First quarter	$9.88	$4.50
Second quarter	12.38	6.88
Third quarter	11.88	8.03
Fourth quarter	12.63	7.75
Year Ended December 31, 2000:
First quarter	$13.88	$9.44
Second quarter	12.88	5.00
Third quarter	8.88	5.00
Fourth quarter	6.38	1.63
Year Ended December 31, 2001:
First quarter	$6.00	$2.38
Second quarter	7.50	4.50
Third quarter	15.63	7.11
Fourth quarter	19.99	13.26
Year Ended December 31, 2002:
First quarter (through March 4, 2002)	$19.10	$15.55

        On March 4, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $17.49.

CAPITALIZATION

        The following table sets forth our actual current portion of long-term debt and consolidated capitalization as of September 30, 2001 and also sets forth two separate as adjusted columns. The first as adjusted column adjusts this information to give effect to our sale of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and to the application of the net proceeds of the offering as described under "Use of Proceeds." The second as adjusted column further adjusts the information to give effect to our new credit facility and the application of the net proceeds from our new credit facility to redeem our remaining senior subordinated notes and retire our existing credit facility. You should read this information in conjunction with our financial statements and related notes and the other financial information appearing elsewhere in or incorporated by reference in this prospectus.

	As of September 30, 2001
	Actual	As Adjusted for the Offering	As Adjusted for the Offering and the New Credit Facility
	(unaudited) (in thousands)
Current portion of long-term debt	$18,559	$18,559	$16,059

Long-term debt:
12% Senior Subordinated Notes due 2004	$110,897	$74,959	$—
Existing senior credit facility(1)	96,575	96,575	—
New credit facility(2)	—	—	181,040
Amounts due to sellers of acquired companies(3)	6,819	6,819	6,819
Capital lease obligations	825	825	825

Total long-term debt	215,116	179,178	188,684
Stockholders' equity:
Preferred stock, $.01 par value, 2,000,000 shares authorized; none issued	—	—	—
Common stock, $.01 par value, 30,000,000 shares authorized; 21,132,800 shares issued and 23,532,800 shares as adjusted (including shares held in treasury)	211	235	235
Additional paid-in capital	137,086	173,684	173,684
Accumulated deficit(4)	(35,912)	(36,664)	(39,230)
Accumulated other comprehensive loss	(974)	(974)	(974)
Common stock held in treasury, at cost; 611,337 shares	(4,337)	(4,337)	(4,337)

Total stockholders' equity(4)	96,074	131,944	129,378

Total capitalization	$311,190	$311,122	$318,062

(1)
As of September 30, 2001, we had approximately $17.5 million available for borrowing under our existing credit facility.

(2)
On February 8, 2002, we executed a credit agreement and a related security agreement in connection with a new credit facility. The extensions of credit by the lenders pursuant to the new credit facility are subject to various conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing" on pages 36-38.

(3)
Represents the present value of contingent consideration payable in connection with our purchase of one of our subsidiaries in 1997.

(4)
The As Adjusted for the Offering column and the As Adjusted for the Offering and the New Credit Facility column reflect extraordinary charges of approximately $752,000 and $3,318,000, respectively, for the write-off of previously capitalized debt issuance costs, a call premium and fees in connection with the replacement of our existing credit facility and the retirement of our senior subordinated notes.

SELECTED CONSOLIDATED FINANCIAL DATA

        The data as of and for the five years ended December 31, 2000 have been derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent accountants, which, in the case of the statements for the three years ended December 31, 2000, are included elsewhere in this prospectus. The data as of and for the nine months ended September 30, 2000 and 2001 have been derived from our unaudited consolidated financial statements that were prepared on the same basis as the audited financial statements and include, in our opinion, all adjustments necessary to present fairly the information presented for the interim periods. However, interim period results are not necessarily indicative of results that will be obtained for the full year. The historical financial data are qualified in their entirety by, and should be read in conjunction with, the financial statements and related notes, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere or incorporated by reference in this prospectus. The data provided below reflect acquisitions and dispositions by us for the periods indicated. See "Business—Corporate History" on page 47. The results of our former ATC Distribution Group, Inc. subsidiary, which was sold in October 2000, are classified as discontinued operations in the selected financial data presented below.

	Year Ended December 31,					Nine Months Ended September 30,
	1996	1997	1998	1999	2000	2000	2001
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$171,279	$191,058	$300,723	$365,563	$372,493	$274,002	$291,869
Cost of sales	104,657	114,956	219,539	246,224	248,438	182,415	192,278
Special charges(1)	—	—	1,347	2,965	9,134	9,134	162

Gross profit	66,622	76,102	79,837	116,374	114,921	82,453	99,429
Selling, general and administrative expenses	25,278	30,430	47,496	56,736	57,331	41,643	44,149
Amortization of intangible assets	2,998	3,273	5,038	5,527	5,255	3,999	3,767
Special charges(1)	—	—	5,327	4,345	23,450	23,450	3,526

Income from operations	38,346	42,399	21,976	49,766	28,885	13,361	47,987
Interest income	—	—	—	—	234	—	1,117
Interest expense and other, net	16,878	15,213	21,917	23,251	24,830	18,444	17,180
Income tax expense (benefit)	8,737	10,902	974	9,739	1,883	(1,938)	12,291

Income (loss) from continuing operations(2)(3)	12,731	16,284	(915)	16,776	2,406	(3,145)	19,633
Preferred stock dividends	2,222	—	—	—	—	—	—

Income (loss) from continuing operations available to common stockholders	$10,509	$16,284	$(915)	$16,776	$2,406	$(3,145)	$19,633

Income (loss) from continuing operations per share(4)	$.80	$.84	$(.05)	$.79	$.11	$(.15)	$.94
Shares used in computation of income from continuing operations per share(4)	15,918	19,335	19,986	21,164	21,163	20,634	20,901

	As of December 31,						As of September 30,
	1996	1997	1998	1999	2000		2001
	(in thousands)
Balance Sheet Data:
Working capital, continuing operations	$67,975	$44,855	$36,128	$29,744	$53,457		$77,089
Property, plant and equipment, net	12,301	16,737	45,830	47,897	46,276		51,744
Total assets	312,660	360,477	517,794	577,782	407,499		416,513
Long-term liabilities, less current portion	167,233	152,571	258,051	302,491	213,537		219,284
Common stockholders' equity	105,832	175,429	168,011	176,144	80,239	(5)	96,074

(1)
See Note 20 to our consolidated financial statements appearing elsewhere in this prospectus for a description of special charges.

(2)
Income (loss) from continuing operations for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and the nine months ended September 30, 2000 and 2001 excludes income (loss) from discontinued operations, net of income taxes, of $3,568,000, $6,719,000, $(6,200,000), $(9,969,000), $(99,289,000), $(100,696,000) and $(1,145,000), respectively.

(3)
Income (loss) from continuing operations for the year ended December 31, 1997 excludes an extraordinary item in the amount of $3,749,000 ($6,269,000 less related income tax benefit of $2,520,000). In addition, income (loss) from continuing operations for the year ended December 31, 1998 excludes an extraordinary item in the amount of $703,000 ($1,172,000 less related income tax benefit of $469,000).

(4)
See Note 15 to our consolidated financial statements appearing elsewhere in this prospectus for a description of the computation of earnings per share.

(5)
Common stockholders' equity as of December 31, 2000 reflects the loss on the sale of our Distribution Group business and from the initial discontinuance of, and subsequent election to retain, our independent aftermarket engine business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

        We are a leading remanufacturer and distributor of drivetrain products used in the repair of automobiles and light trucks in the automotive aftermarket. Our Logistics business is a provider of value added warehouse and distribution services as well as returned material reclamation and disposition services. Our Logistics business also remanufactures and distributes electronic components.

        Demand for our products within the Drivetrain business is largely a function of the number of vehicles in operation, the average age of vehicles and the average number of miles driven per vehicle. These factors have generally increased over time, thereby increasing demand for our remanufactured products. Other factors that influence demand for our remanufactured products include product complexity and reliability, the length of OEM warranty periods and the severity of weather conditions. Because these factors are not directly dependent on new automotive sales levels, demand for remanufactured products within our Drivetrain business has been largely non-cyclical.

        Our Drivetrain business has been our primary business since our formation. For the year ended December 31, 2001, revenue from our Drivetrain business was $266.3 million, or 67% of our total revenue. In addition, in the United States we also sell remanufactured engines in the independent aftermarket. For the year ended December 31, 2001, revenue from this engines business was $21.9 million, or 6% of our total revenue.

        Growth in our logistics business with AT&T Wireless is primarily dependent on cellular telephone handset demand and AT&T Wireless' share of new cellular telephone sales volume. Our logistics business benefits from upgrades in cellular telephone technology through increased replacement demand for more advanced handsets, from any increases in the number of AT&T Wireless subscribers and from any expansion of our service offering with AT&T Wireless. Because we do not take actual ownership of our cellular telephone inventory, we do not face the risk of inventory obsolescence. Other growth drivers within our Logistics business include our ability to leverage our expertise in logistics in other industries. For the year ended December 31, 2001, revenue from our Logistics business was $105.2 million, or 27% of our total revenue, of which AT&T Wireless accounted for 66%.

Components of Income and Expense

        Revenue.    In our Drivetrain Remanufacturing segment and independent aftermarket engines business, we recognize revenues, primarily from the sale of remanufactured transmissions and remanufactured engines, at the time of shipment to the customer and, to a lesser extent, upon the completion or performance of a service. In our Logistics segment, revenue is primarily related to providing;

  •
  value added warehouse and distribution services;
  •
  turnkey order fulfillment and information services;
  •
  returned material reclamation and disposition services;
  •
  core management services; and
  •
  automotive electronic components remanufacturing and distribution services,

and is generally recognized upon completion or performance of those services.

        Cost of Sales.    Cost of sales represents the actual cost of purchased components and other materials, direct labor, indirect labor and warehousing cost and manufacturing overhead costs, including depreciation, utilized directly in the production of products or performance of services for which revenue has been recognized.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses generally are those costs not directly related to the production process or the performance of a revenue generating service and include all selling, marketing and customer service expenses as well as expenses related to general management, finance and accounting, information services, human resources, legal, and corporate overhead expense.

        Amortization of Intangibles.    Amortization of intangibles consists primarily of the amortization of goodwill. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, which no longer permits the amortization of goodwill and indefinite-lived intangible assets. We are required to adopt SFAS No. 142 effective January 1, 2002.

        We are currently evaluating our intangible assets in relation to the provisions of SFAS No. 142 to determine the impact, if any, the adoption of SFAS No. 142 will have on our results of operations or financial position.

        Special Charges.    We have periodically identified areas where cost reductions and efficiencies could be achieved through consolidation of redundant facilities, outsourcing functions or changing processes or systems. Some of these cost reduction or process improvement initiatives result in costs which we have described as special charges and include, but are not limited to, severance benefits for terminated employees, lease termination and other facility exit costs, losses on the disposal of fixed assets, impairment of goodwill and write-down of inventories.

Segment Reporting

        We have two reportable segments in continuing operations: the Drivetrain Remanufacturing segment and the Logistics segment. The Drivetrain Remanufacturing segment consists of five operating units that primarily sell remanufactured transmissions directly to DaimlerChrysler, Ford, General Motors and several foreign OEMs, primarily for use as replacement parts by their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. In addition, the Drivetrain Remanufacturing segment sells select remanufactured and newly assembled engines to European OEMs including Ford's and General Motor's European operations and Jaguar. Our Logistics segment consists of three operating units:

  •
  a provider of value added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless;
  •
  a provider of returned material reclamation and disposition services and core management services primarily to Ford and to a lesser extent, General Motors; and
  •
  an automotive electronic components remanufacturing and distribution business, including components for the OnStar program, primarily for Delphi and Visteon.

        Our independent aftermarket engine business, which is not a separate reportable segment and is shown as "Other," remanufactures and distributes domestic and foreign engines and recently began distributing select remanufactured domestic transmissions from four regional distribution centers primarily to independent aftermarket customers.

        We evaluate the performance of each segment based upon income from operations. The reportable segments and the "other" business unit are each managed and measured separately primarily due to the differing customers, production processes, products sold and distribution channels.

Results of Operations

        The following table sets forth financial statement data expressed as a percentage of net sales.

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	73.0	67.4	66.7	66.5	65.9
Special charges	.5	.8	2.5	3.4	.1

Gross profit	26.5	31.8	30.8	30.1	34.0
Selling, general and administrative expenses	15.8	15.5	15.4	15.2	15.1
Amortization of intangible assets	1.7	1.5	1.4	1.5	1.3
Special charges	1.7	1.2	6.2	8.5	1.2

Income from operations	7.3	13.6	7.8	4.9	16.4
Interest income	—	—	.1	—	.4
Interest expense and other, net	7.3	6.4	6.7	6.7	5.9

Income (loss) from continuing operations, before income taxes	—	7.2	1.2	(1.8)	10.9
Income tax expense (benefit)	.3	2.6	.6	(.7)	4.2

Income (loss) from continuing operations	(.3)%	4.6%	.6%	(1.1)%	6.7%

  Nine Months Ended September 30, 2001 Compared to the Nine Months Ended September 30, 2000

        Income (loss) from continuing operations increased $22.7 million, to $19.6 million for the nine months ended September 30, 2001 from a loss of $3.1 million for the nine months ended September 30, 2000. Excluding special charges of $2.3 million (net of tax) recorded during the nine months ended September 30, 2001 and special charges of $20.1 million (net of tax) related to the independent aftermarket engine business recorded during the nine months ended September 30, 2000, income from continuing operations increased $4.9 million, or 28.8%, to $21.9 million for the nine months ended September 30, 2001 from $17.0 million for the nine months ended September 30, 2000. This increase was primarily attributable to substantial growth and productivity improvements in the Logistics segment combined with increased profitability in the independent aftermarket engine business, partially offset by decreased profitability within the Drivetrain Remanufacturing segment. Income from continuing operations per diluted share was $.94 for the nine months ended September 30, 2001 as compared to a loss of $.15 per share for the nine months ended September 30, 2000. Excluding the special charges, income from continuing operations per diluted share was $1.05 for the nine months ended September 30, 2001 as compared to $.80 per diluted share for the nine months ended September 30, 2000.

        Net Sales.    Net sales increased $17.9 million, or 6.5%, to $291.9 million for the nine months ended September 30, 2001 from $274.0 million for the nine months ended September 30, 2000. This increase was driven primarily by:

  •
  growth in the Logistics segment, largely attributable to an increase in sales for value added warehouse and distribution services driven by the growth in the market for cellular phones and services and coupled with the ramp up of the two new programs we were awarded by AT&T Wireless in early 2000 covering the packaging and distribution of cell phone accessories and the distribution of point-of-sale and other marketing materials, which began generating revenue for us in the second half of 2000; and
  •
  growth in the Drivetrain Remanufacturing segment primarily related to an increase in sales of remanufactured transmissions to Ford.

        This increase was partially offset by a decline in revenue in the independent aftermarket engine business resulting from a change in the distribution channel for this business, a decline in revenue in the Logistics segment related to the termination of the remanufactured electronic control module product line and a decline in remanufactured transmissions sold to Chrysler as a result of its inventory reduction initiative.

        Sales to DaimlerChrysler accounted for 30.0% and 26.0%, Ford accounted for 29.3% and 33.7% and AT&T Wireless accounted for 13.2% and 17.0% of our revenues for the nine months ended September 30, 2000 and 2001, respectively.

        Gross Profit.    Gross profit increased $16.9 million, or 20.5%, to $99.4 million for the nine months ended September 30, 2001 from $82.5 million for the nine months ended September 30, 2000. Excluding special charges of $.2 million recorded during the nine months ended September 30, 2001 and $9.1 million related to the independent aftermarket engine business recorded during the nine months ended September 30, 2000, gross profit increased $8.0 million, or 8.7%. This increase was primarily the result of increased sales and improved productivity within the Logistics segment and cost reductions in the independent aftermarket engine business, partially offset by a decline in gross profit in the Drivetrain Remanufacturing segment resulting from:

  •
  price concessions provided to DaimlerChrysler as a result of their request for supplier participation in their cost reduction initiatives;
  •
  the sales mix of remanufactured transmissions; and
  •
  production inefficiencies resulting from the impact of DaimlerChrysler's and GM's inventory reduction initiatives.

As a percentage of net sales, gross profit before special charges increased to 34.1% for the nine months ended September 30, 2001 from 33.5% for the nine months ended September 30, 2000.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $2.5 million, or 6.0%, to $44.1 million for the nine months ended September 30, 2001 from $41.6 million for the nine months ended September 30, 2000. The increase was primarily the result of an increase in spending in support of growth initiatives in the Logistics segment and to a lesser extent on our Lean and Continuous Improvement and Customer Delight initiatives, partially offset by a decrease in cost in the independent aftermarket engine business resulting from the elimination of our branch distribution network. As a percentage of net sales, selling, general and administrative expenses decreased slightly to 15.1% for the nine months ended September 30, 2001 from 15.2% for the nine months ended September 30, 2000.

        Amortization of Intangible Assets.    Amortization of intangible assets decreased $.2 million, or 5.0%, to $3.8 million for the nine months ended September 30, 2001 from $4.0 million for the nine months ended September 30, 2000, primarily attributable to the write-off of goodwill related to the independent aftermarket engine business on June 30, 2000.

        Special Charges.    During the nine months ended September 30, 2001, we recorded $3.7 million of special charges ($2.3 million net of tax) including $1.7 million for the Logistics segment, $1.5 million for the Drivetrain Remanufacturing segment and $.5 million for consolidation of our two information systems groups. The $1.7 million of special charges in the Logistics segment are primarily related to a decision to exit an unprofitable product line and include the following:

  •
  $1.5 million of costs related to the shut-down of our remanufactured automotive electronic control modules operation including:
  •
  $.6 million related to the write-down of fixed assets;
  •
  $.5 million of severance and related costs for 94 people;
  •
  $.2 million of facility exit and other costs related to the shutdown; and

    •
    $.2 million related to inventory write-downs (classified as Cost of Sales—Special Charges); and

  •
  $.2 million of severance for four people primarily associated with the upgrade of management functions within the segment.

The $1.5 million related to the Drivetrain Remanufacturing segment consists of $.9 million of severance and related costs for 24 people, primarily associated with the de-layering of management functions and the reorganization of facility operations and $.6 million of exit and other costs primarily related to the consolidation of facilities within the segment. The $.5 million related to our two information systems groups is related to severance costs for four people primarily associated with the consolidation of those functions.

        During the nine months ended September 30, 2000, we recorded $32.6 million of special charges ($20.1 million net of tax) related to the reorganization of our independent aftermarket engine business. These charges included the following:

  •
  $15.6 million for the impairment of goodwill;
  •
  $5.8 million for the write-down of fixed assets to estimated net realizable value;
  •
  $5.4 million for the write-down of inventory to estimated net realizable value (classified as Cost of Sales—Special Charges);
  •
  $3.8 million for product warranty costs of units remanufactured and sold prior to 2000 (classified as Cost of Sales—Special Charges);
  •
  $.9 million for the write-down of un-collectible accounts receivable balances; and
  •
  $.7 million of exit costs and $.4 million of severance costs for 56 people primarily associated with the shutdown of our branch distribution network.

        We, as an on-going part of our planning process, continue to identify and evaluate areas where cost efficiencies can be achieved through consolidation of redundant facilities, outsourcing functions or changing processes or systems. Implementation of any of these could require us to incur special charges, which would be offset over time by the projected cost savings.

        Income from Operations.    Income from operations increased $34.6 million, to $48.0 million for the nine months ended September 30, 2001 from $13.4 million for the nine months ended September 30, 2000. Excluding special charges of $3.7 million recorded in 2001 and $32.6 million related to the independent aftermarket engine business recorded in 2000, income from operations increased $5.7 million, or 12.4%, to $51.7 million for the nine months ended September 30, 2001 from $46.0 million for the nine months ended September 30, 2000. As a percentage of net sales, income from operations before special charges increased to 17.7% from 16.8%, between the two periods.

        Interest Income.    During the nine months ended September 30, 2001, $1.1 million of interest income was recorded on the 18% senior subordinated promissory note received by us as partial consideration from the sale of the Distribution Group.

        Interest Expense and Other, Net.    Interest expense and other, net decreased $1.2 million, or 6.5%, to $17.2 million for the nine months ended September 30, 2001 from $18.4 million for the nine months ended September 30, 2000. This decrease was the result of a general decline in interest rates combined with a reduction in debt outstanding. Interest expense for the nine months ended September 30, 2000 of $5.2 million was allocated to the discontinued operations based on the anticipated consideration to be received from the sale of the Distribution Group.

        Discontinued Operations.    On August 3, 2000, we adopted a plan to discontinue a segment of our business that we referred to as our independent aftermarket. This independent aftermarket segment consisted of the Distribution Group and the independent aftermarket engine business. We planned to sell the Distribution Group by December 31, 2000 and the independent aftermarket engine business by

June 30, 2001. Management believed that the planned exit from these businesses, which provided the opportunity to reduce debt and generated a significant tax shelter, offered a strategic opportunity to focus resources on our businesses that were profitable and had greater growth potential. As a result of the decision to exit these businesses, we recorded a charge for the loss on disposal of discontinued operations.

        On October 27, 2000, we completed the sale of the Distribution Group to an affiliate of The Riverside Company. Our plan with respect to the independent aftermarket engine business was to restructure and return it to profitability prior to finding a buyer. Our restructuring of our independent aftermarket engine business, which

  •
  eliminated our 21 branch distribution network and replaced it with a business model that sells and distributes remanufactured engines directly to independent aftermarket customers on an overnight delivery basis from four regional distribution centers;
  •
  applied lean manufacturing techniques to improve productivity and reduce manufacturing cost; and
  •
  significantly improved product quality to reduce product warranty cost,

was successful in returning this business to profitability. However, efforts to identify an interested buyer placing sufficient value on this business were unsuccessful. Consequently, on June 25, 2001, we elected to retain our independent aftermarket engine business. As a result of this decision and in accordance with EITF 90-16, Accounting for Discontinued Operations Subsequently Retained, the results of the remanufactured engines business have been reclassified from discontinued operations to continuing operations for all periods presented.

        During the nine months ended September 30, 2001, we recorded a charge of $1.1 million related to discontinued operations, net of tax benefits of $.7 million. This charge included the following on a pre-tax basis: $3.0 million in expense for the increase to the estimated loss on the sale of the Distribution Group, $2.1 million in income for the reversal of the estimated accrued loss on disposal of our independent aftermarket engine business and $.9 million in expense for the reclassification of the operating results of our independent aftermarket engine business from discontinued operations to continuing operations, as required per EITF No. 90-16.

        During the nine months ended September 30, 2000, we recorded a charge of $94.7 million for the loss on disposal of discontinued operations ($93.0 million for the Distribution Group and $1.7 million for our independent aftermarket engine business), net of income tax benefits of $46.7 million. The charge of $94.7 million included the write-off of goodwill, valuation allowances for specified assets, provisions for anticipated operating losses until disposal, and anticipated costs of disposal, including lease terminations, severance, retention and other employee benefits and professional fees. Additionally, the loss from discontinued operations included a loss of $6.4 million, net of income tax benefits of $3.1 million, from the operations of the Distribution Group during the six months ended June 30, 2000, partially offset by $.4 million of income (net of taxes) for the reclassification of the operating results of our independent aftermarket engine business from discontinued operations to continuing operations, as required per EITF No. 90-16.

  Drivetrain Remanufacturing Segment

        The following table presents net sales, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

	Nine Months Ended September 30,
	2000		2001
Net sales	$186.8	100.0%	$198.9	100.0%

Special charges	$—	—%	$1.5	.8%

Segment profit	$36.6	19.6%	$29.9	15.0%

        Net Sales.    Net sales increased $12.1 million, or 6.5%, to $198.9 million for the nine months ended September 30, 2001 from $186.8 million for the nine months ended September 30, 2000. This increase was primarily due to an increase in sales of remanufactured transmissions to Ford and growth in our engine remanufacturing program with Jaguar, partially offset by a decrease in sales of remanufactured transmissions to DaimlerChrysler due to price concessions provided to DaimlerChrysler as a result of their request for supplier participation in DaimlerChrysler's cost reduction initiatives and reduced volume resulting from DaimlerChrysler's inventory reduction initiatives, which reduced their targeted inventories by nearly 50% (from about 13 to 7 weeks), and a decrease in sales of remanufactured transmissions to General Motors as a result of their inventory reduction initiatives, which further reduced GM's targeted inventories from about 45 days to 30 days.

        Sales to DaimlerChrysler accounted for 43.0% and 37.6% of segment revenues for the nine months ended September 30, 2000 and 2001, respectively. Sales to Ford accounted for 39.7% and 46.4% of segment revenues for the nine months ended September 30, 2000 and 2001, respectively.

        Special Charges.    During the nine months ended September 30, 2001, we recorded $1.5 million of special charges. The special charges include $.9 million of severance and related costs primarily associated with the de-layering of management functions and the reorganization of facility operations and $.6 million of exit and other costs primarily related to the consolidation of facilities within the segment.

        Segment Profit.    Segment profit decreased $6.7 million, or 18.3%, to $29.9 million (15.0% of segment net sales) for the nine months ended September 30, 2001 from $36.6 million (19.6% of segment net sales) for the nine months ended September 30, 2000. Excluding 2001 special charges of $1.5 million, segment profit decreased $5.2 million, or 14.2%, between the two periods. The decrease was primarily the result of the changes in sales volume, price and mix of remanufactured transmissions as referenced above, combined with production inefficiencies resulting from the impact of DaimlerChrysler's inventory reduction initiatives and project costs related to the re-engineering of our least efficient, highest cost remanufacturing facility, that we believe will drive productivity improvements in the future. Additionally, during the nine months ended September 30, 2000, we benefited from favorable adjustments of approximately $1.2 million primarily related to the resolution of discrepancies on component inventories, the retroactive impact of pricing revisions and an inventory adjustment.

  Logistics Segment

        The following table presents net sales, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

	Nine Months Ended September 30,
	2000		2001
Net sales	$63.9	100.0%	$74.6	100.0%

Special charges	$—	—%	$1.7	2.3%

Segment profit	$12.8	20.0%	$17.1	22.9%

        Net Sales.    Net sales increased $10.7 million, or 16.7%, to $74.6 million for the nine months ended September 30, 2001 from $63.9 million for the nine months ended September 30, 2000. This increase was primarily attributable to an increase in sales for value-added warehouse and distribution services, driven by the growth in the market for cellular phones and services coupled with the benefit of the two new programs we were awarded in early 2000 by AT&T Wireless covering the packaging and distribution of cell phone accessories and the distribution of point-of-sale and other marketing materials which began generating revenue in the second half of 2000, partially offset by a decrease in sales of remanufactured radios and electronic control modules. Sales to AT&T Wireless accounted for 56.6% and 66.7% of segment revenues for the nine months ended September 30, 2000 and 2001, respectively.

        Special Charges.    The $1.7 million of special charges recorded during the nine months ended September 30, 2001, included the following:

  •
  $1.5 million of costs related to the shut-down of the segment's remanufactured automotive electronic control modules operation including
  •
  $.6 million related to the write-down of fixed assets;
  •
  $.5 million of severance and related costs;
  •
  $.2 million of facility exit and other costs related to the shutdown;
  •
  $.2 million related to inventory write-downs (classified as Cost of Sales—Special Charges); and

  •
  $.2 million of severance and related costs primarily associated with the upgrade of management functions.

        Segment Profit.    Segment profit increased $4.3 million, or 33.6%, to $17.1 million (22.9% of segment net sales) for the nine months ended September 30, 2001 from $12.8 million (20.0% of segment net sales) for the nine months ended September 30, 2000. Excluding special charges of $1.7 million recorded in 2001, segment profit increased $6.0 million, or 46.9%, between the two periods. The increase was primarily the result of changes in sales volume and mix as referenced above combined with cost reductions and other productivity improvements resulting from the increased use of automation and the implementation of lean manufacturing concepts, partially offset by an increase in spending in support of our key growth initiatives in the segment.

  Other

        The following table presents net sales, special charges and segment profit (loss) for the independent aftermarket engine business expressed in millions of dollars and as a percentage of net sales:

	Nine Months Ended September 30,
	2000		2001
Net sales	$23.3	100.0%	$18.4	100.0%

Special charges	$32.6	139.9%	$—	—%

Segment profit (loss)	$(36.0)	(154.5)%	$1.5	8.2%

        Net Sales.    Net sales decreased $4.9 million, or 21.0%, to $18.4 million for the nine months ended September 30, 2001 from $23.3 million for the nine months ended September 30, 2000. This decrease was attributable to a decline in sales of remanufactured engines, primarily resulting from a change in our distribution method from a branch network to regional distribution centers.

        Special Charges.    During the nine months ended September 30, 2000, we recorded $32.6 million of special charges related to the original decision to discontinue the independent aftermarket engines business. These charges included the following:

  •
  $15.6 million for the impairment of goodwill;
  •
  $5.8 million for the write-down of fixed assets to estimated net realizable value;
  •
  $5.4 million for the write-down of inventory to estimated net realizable value (classified as Cost of Sales—Special Charges);
  •
  $3.8 million for product warranty costs of units remanufactured and sold prior to 2000 (classified as Cost of Sales—Special Charges);
  •
  $.9 million for the write-down of un-collectible accounts receivable balances; and
  •
  $.7 million of exit costs and $.4 million of severance costs for 56 people primarily associated with the shutdown of our branch distribution network.

        Segment Profit (Loss).    Segment profit (loss) increased $4.9 million, to a profit of $1.5 million for the nine months ended September 30, 2001 from a loss of $3.4 million before special charges of $32.6 million for the nine months ended September 30, 2000. This increase was primarily the result of cost reduction initiatives implemented in the independent aftermarket engine business in the later part of 2000 and the first half of 2001 including the application of lean manufacturing techniques to improve productivity and reduce manufacturing cost, a change in the distribution method from a branch network to regional distribution centers and a reduction of product warranty expense.

  Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Income from continuing operations decreased $14.4 million, or 85.7%, to $2.4 million in 2000 from $16.8 million in 1999. During 1999, we recorded pre-tax special charges of $7.3 million, primarily related to initiatives designed to improve operating efficiencies and reduce costs (see "Special Charges" on page 28). Additionally, in 2000, we recorded $32.6 million (pre-tax) of special charges primarily related to the write-off of goodwill and the recording of valuation allowances for specified assets associated with our decision to discontinue our independent aftermarket engine business. This business was subsequently retained (see "Discontinued Operations" on page 28). Excluding special charges, income from continuing operations increased $1.5 million, or 7.0%, to $22.8 million for the year ended December 31, 2000 from $21.3 million in 1999. This increase was primarily attributable to a significant increase in revenues in the Logistics segment, partially offset by a decline in revenues in the Drivetrain Remanufacturing segment. Income from continuing operations per diluted share decreased to $.11 in 2000 from $.79 in 1999. Excluding special charges, income from continuing operations per diluted share increased $.07, to $1.08 for the year ended December 31, 2000 from $1.01 in 1999.

        Net Sales.    Net sales increased $6.9 million, or 1.9%, to $372.5 million in 2000 from $365.6 million in 1999. This increase is attributable to increased sales in our Logistics segment partially offset by a decrease in revenues in the Drivetrain Remanufacturing segment and our independent aftermarket engine business. See "Drivetrain Remanufacturing Segment," "Logistics Segment" and "Other" for a discussion of net sales.

        Sales to DaimlerChrysler accounted for 31.6% and 29.6%, Ford accounted for 29.6% and 30.0% and AT&T Wireless accounted for 6.3% and 14.1% of our revenues for the years ended December 31, 1999 and 2000, respectively.

        Gross Profit.    Gross profit decreased $1.5 million, or 1.3%, to $114.9 million in 2000 from $116.4 million in 1999. Excluding the component of special charges reflected in cost of sales of $9.1 million and $3.0 million in 2000 and 1999, respectively, gross profit increased $4.6 million, or 3.9%, from $119.4 million in 1999 to $124.0 million in 2000. This increase is principally due to increased revenues in the Logistics segment, improved yield and favorable mix of remanufactured transmissions, favorable material variances and the benefit of cost reduction initiatives implemented during 1999 and 2000, partially offset by a decrease in volume in the Drivetrain segment and our independent aftermarket engine business. As a result, gross profit (excluding special charges) as a percentage of net sales increased to 33.3% from 32.6% between the two periods.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $.6 million, or 1.1%, to $57.3 million in 2000 from $56.7 million in 1999. The increase is due primarily to an increase in expense supporting increased sales volume and growth initiatives in the Logistics segment, partially offset by a decrease in expense in the Drivetrain Remanufacturing segment and the independent aftermarket engine business. As a percentage of net sales, selling, general and administrative expenses decreased slightly from 15.5% in 1999 to 15.4% in 2000.

        Amortization of Intangible Assets.    Amortization of intangible assets decreased slightly to $5.3 million in 2000 from $5.5 million in 1999, primarily related to the write-off of goodwill associated with the independent aftermarket engine business.

        Special Charges.    During 1999, we recorded $7.3 million of special charges, of which $3.0 million was included as a component of cost of sales. These charges consisted of $3.3 million of costs associated with the narrowing of the product offering of our independent aftermarket engine business, $2.6 million of severance and other costs related to the reorganization of management functions, $.8 million of costs to exit a plant within our Drivetrain Remanufacturing segment, and $.6 million of severance, exit and other costs related to our Logistics segment.

        During 2000, we recorded $32.6 million of special charges related to the reorganization of our independent aftermarket engine business. These charges included the following:

  •
  $15.6 million for the impairment of goodwill;
  •
  $5.8 million for the write-down of fixed assets to estimated net realizable value;
  •
  $5.4 million for the write-down of inventory to estimated net realizable value (classified as Cost of Sales—Special Charges);
  •
  $3.8 million for product warranty costs of units remanufactured and sold prior to 2000 (classified as Cost of Sales—Special Charges);
  •
  $.9 million for the write-down of un-collectible accounts receivable balances; and
  •
  $.7 million of exit costs and $.4 million of severance costs for 56 people primarily associated with the shutdown of our branch distribution network.

        We, as an ongoing part of our planning process, continue to identify and evaluate areas where cost efficiencies can be achieved through consolidation of redundant facility, outsourcing functions or changing processes or systems. Implementation of any of these could require us to incur special charges, which are expected to be offset over time by the projected cost savings.

        Income from Operations.    Principally as a result of the factors described above, income from operations decreased $20.9 million, to $28.9 million in 2000 from $49.8 million in 1999. Excluding the special charges of $7.3 million and $32.6 million recorded in 1999 and 2000, respectively, income from operations increased $4.4 million, from $57.1 million in 1999 to $61.5 million in 2000. As a percentage of net sales, income from operations (excluding special charges) increased to 16.5% from 15.6%, between the two periods.

        Interest Expense and Other, Net.    Interest expense and other, net increased $1.5 million, or 6.4%, to $24.8 million in 2000 from $23.3 million in 1999. The increase primarily resulted from an overall increase in interest rates in 2000 as compared to 1999. Interest expense of $5.2 million for the year ended December 31, 2000 has been allocated to discontinued operations based on the total consideration received from the sale of the Distribution Group. Interest expense of $3.3 million for the year ended December 31, 1999 has been allocated to the discontinued operations based on the total consideration received from the sale of the Distribution Group less the amount of debt attributable to the acquisition of All Trans (part of the Distribution Group) in the fourth quarter of 1999.

        Discontinued Operations.    On August 3, 2000, we adopted a plan to discontinue a segment of our business that we referred to as our independent aftermarket. This independent aftermarket segment consisted of the Distribution Group and the independent aftermarket engine business. We planned to sell the Distribution Group by December 31, 2000 and the independent aftermarket engine business by June 30, 2001. Management believed that the planned exit from these businesses, which provided the opportunity to reduce debt and generated a significant tax shelter, offered a strategic opportunity to focus resources on our businesses that were profitable and had greater growth potential. As a result of the decision to exit these businesses, we recorded a charge for the loss on disposal of discontinued operations.

        On October 27, 2000, we completed the sale of the Distribution Group to an affiliate of The Riverside Company. Our plan with respect to the independent aftermarket engine business was to restructure and return it to profitability prior to finding a buyer. Our restructuring of our independent aftermarket engine business, which:

  •
  eliminated our 21 branch distribution network and replaced it with a business model that sells and distributes remanufactured engines directly to independent aftermarket customers on an overnight delivery basis from four regional distribution centers;

  •
  applied lean manufacturing techniques to improve productivity and reduce manufacturing cost; and

  •
  significantly improved product quality to reduce product warranty cost,

was successful in returning this business to profitability. However, efforts to identify an interested buyer placing sufficient value on this business were unsuccessful. Consequently, on June 25, 2001, we elected to retain our independent aftermarket engine business. As a result of this decision and in accordance with EITF 90-16, Accounting for Discontinued Operations Subsequently Retained, the results of the remanufactured engines business have been reclassified from discontinued operations to continuing operations for all periods presented.

        During the year ended December 31, 2000, we recorded a charge of $94.5 million for the loss on disposal of discontinued operations ($92.8 million for the Distribution Group and $1.7 million for our independent aftermarket engine business), net of income tax benefits of $46.9 million. The charge of $94.5 million included the write-off of goodwill, valuation allowances for specified assets, provisions for anticipated operating losses until disposal, and anticipated costs of disposal, including lease terminations, severance, retention and other employee benefits and professional fees. Additionally, the loss from discontinued operations included a loss of $6.4 million, net of income tax benefits of $3.1 million, from the operations of the Distribution Group during the six months ended June 30, 2000, partially offset by $1.6 million of income (net of tax) for the reclassification of the operating results of our independent aftermarket engine business from discontinued operations to continuing operations, as required per EITF No. 90-16.

  Drivetrain Remanufacturing Segment

        The following table presents net sales, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

	Year Ended December 31,
	1999		2000
Net sales	$268.9	100.0%	$254.3	100.0%

Special charges	$1.0	.4%	$—	—%

Segment profit	$50.5	18.8%	$49.0	19.3%

        Net Sales.    Net sales decreased $14.6 million, or 5.4%, to $254.3 million in 2000 from $268.9 million in 1999. The decrease was primarily the result of:

  •
  a decline in shipments of Asian car model remanufactured transmissions due to the termination of an unprofitable contract, delays in the introduction of new model years into the remanufacturing program by OEMs and production disruptions associated with an unsuccessful union organization campaign and management changes;

  •
  a decline in sales of remanufactured transmissions to General Motors due to a reduction of its inventory levels from approximately 26 weeks to seven weeks and the termination of an unprofitable contract;

  •
  a general decline in sales of remanufactured transmissions due to an overall softness in demand resulting from a relatively mild winter in 1999, partially offset by improved yield and one-time rework projects; and

  •
  decreased sales of engines and related parts in the segment's European operations.

Sales to DaimlerChrysler accounted for 31.6% and 29.6% of our revenues (42.0% and 42.5% of segment revenues) in 1999 and 2000, respectively. Sales to Ford accounted for 29.6% and 30.0% of our revenues (36.8% and 40.8% of segment revenues) in 1999 and 2000, respectively.

        Special Charges.    The Drivetrain Remanufacturing segment recorded $1.0 million of special charges in 1999 relating to severance and plant exit costs.

        Segment Profit.    Segment profit decreased $1.5 million, or 3.0%, to $49.0 million (19.3% of segment net sales) in 2000 from $50.5 million (18.8% of segment net sales) in 1999. Excluding special charges of $1.0 million in 1999, segment profit would have decreased $2.5 million, or 4.9%, from $51.5 million (19.2% of segment net sales) in 1999. The decrease was primarily the result of the factors impacting sales as described above, partially offset by a reduction in allocated corporate overhead in 2000 as compared to 1999.

  Logistics Segment

        The following table presents net sales, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

	Year Ended December 31,
	1999		2000
Net sales	$59.1	100.0%	$89.1	100.0%

Special charges	$.6	1.0%	$—	—%

Segment profit	$7.7	13.0%	$17.4	19.5%

        Net Sales.    Net sales increased $30.0 million, or 50.8%, to $89.1 million in 2000 from $59.1 million in 1999. This increase was primarily attributable to an increase in sales for value added warehouse and distribution services, driven by the strong growth in the market for cellular phones and services, coupled with the benefit of two new programs we were awarded by AT&T Wireless. These programs cover the packaging and distribution of cell phone accessories and the distribution of point-of-sale and other marketing materials. Sales to AT&T Wireless accounted for 6.3% and 14.1% of our revenues (38.9% and 59.1% of segment revenues) in 1999 and 2000, respectively.

        Special Charges.    Special charges recorded during 1999 of $.6 million relate to facility exit costs and other costs related to the electronics business unit.

        Segment Profit.    Segment profit increased $9.7 million, or 126.0%, to $17.4 million (19.5% of segment net sales) in 2000 from $7.7 million (13.0% of segment net sales) in 1999. Excluding special charges of $.6 million in 1999, segment profit would have increased $9.1 million, or 109.6%, from $8.3 million (14.0% of segment net sales) in 1999. This increase was primarily the result of the increased sales volume, combined with the benefit of restructuring initiatives implemented in the electronics business unit in late 1999.

  Other

        The following table presents net sales, special charges and segment loss for the independent aftermarket engine business expressed in millions of dollars and as a percentage of net sales:

	Year Ended December 31,
	1999		2000
Net sales	$37.5	100.0%	$29.1	100.0%

Special charges	$3.3	8.8%	$32.6	112.0%

Segment loss	$(6.0)	(16.0)%	$(37.5)	(128.9)%

        Net Sales.    Net sales decreased $8.4 million, or 22.4%, to $29.1 million for the year ended December 31, 2000 from $37.5 million for the year ended December 31, 1999. This decrease was attributable to a decline in sales of remanufactured engines, primarily resulting from planned cost reduction activities that dramatically reduced the number of SKU's we offered for sale.

        Special Charges.    Our independent aftermarket engine business recorded $3.3 million of special charges during 1999 associated with the narrowing of our product offering.

        During 2000, our independent aftermarket engine business recorded $32.6 million of special charges. These charges included the following:

  •
  $15.6 million for the impairment of goodwill;

  •
  $5.8 million for the write-down of fixed assets to estimated net realizable value;

  •
  $5.4 million for the write-down of inventory to estimated net realizable value (classified as Cost of Sales—Special Charges);

  •
  $3.8 million for product warranty costs of units remanufactured and sold prior to 2000 (classified as Cost of Sales—Special Charges);

  •
  $.9 million for the write-down of un-collectible accounts receivable balances; and

  •
  $.7 million of exit costs and $.4 million of severance costs for 56 people primarily associated with the shutdown of our branch distribution network.

        Segment Loss.    Segment loss increased $31.5 million, to $37.5 million for the year ended December 31, 2000 from $6.0 million in 1999. Excluding special charges of $32.6 million and $3.3 million recorded in 2000 and 1999, respectively, segment loss increased $2.2 million to $4.9 million in 2000 from $2.7 million in 1999. This increase is primarily the result of volume reductions resulting from planned cost reduction activities that dramatically reduced the number of SKU's we offered combined with an increase in warranty costs resulting from quality issues that arose prior to the year 2000 and which have been mitigated through the application of lean manufacturing techniques.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

        Income from continuing operations increased $17.7 million, to $16.8 million in 1999 from a loss of $.9 million in 1998. During 1998 and 1999, we recorded $6.7 million and $7.3 million, respectively, of pre-tax special charges related to initiatives designed to improve operating efficiencies and reduce costs (see "Special Charges" on page 32). In addition, during 1998, we recorded pre-tax charges for non-recurring costs totaling $10.9 million. These costs consisted of $5.2 million for a liability related to the purchase of excess cores, $4.2 million related to changes in certain of our estimates of inventory and other reserves, $.8 million related to changes in policies related to employee benefits and warranty and $.7 million of expenses primarily related to start-up costs. We believe that these charges were one-time in nature due to the application of new information and estimation methodologies. Excluding these non-recurring costs and special charges, income from continuing operations would have increased $11.3 million, or 113.0%, to $21.3 million for the year ended December 31, 1999, from $10.0 million for the year ended December 31, 1998. This increase was primarily attributable to increased volume in both the Drivetrain Remanufacturing and Logistics segments. Income from continuing operations per diluted share increased to $.79 in 1999 from a loss of $.05 in 1998. Excluding special charges and non-recurring expenses, income from continuing operations per diluted share increased to $1.01 for the year ended December 31, 1999 from $.47 for the year ended December 31, 1998.

        Net Sales.    Net sales increased $64.9 million, or 21.6%, to $365.6 million in 1999 from $300.7 million in 1998. This increase is partially attributable to the full-year benefit of sales from Autocraft, which was acquired in March 1998. On a pro forma basis, as if the February 1999 sale of Mascot and the acquisition of Autocraft had both taken place on January 1, 1998, net sales would have increased $43.8 million, or 13.6%, to $364.9 million in 1999 from $321.1 million in 1998. This increase in sales, on a pro forma basis, was primarily attributable to increased sales in our Drivetrain Remanufacturing and Logistics segments. See "Drivetrain Remanufacturing Segment" on page 33, "Logistics Segment" on page 34 and "Other" on page 34 for a discussion of net sales.

        Sales to DaimlerChrysler accounted for 29.4% and 31.6% and Ford accounted for 27.7% and 29.6% of our revenues for the years ended December 31, 1998 and 1999, respectively.

        Gross Profit.    Gross profit increased $36.6 million, or 45.9%, to $116.4 million in 1999 from $79.8 million in 1998. Excluding special charges of $1.3 million and $3.0 million recorded in 1998 and 1999, respectively, and non-recurring costs of $9.6 million recorded in 1998, gross profit increased $28.7 million, or 31.6%, during 1999 as compared to 1998. As a percentage of net sales, gross profit before non-recurring costs and special charges increased to 32.6% in 1999 from 30.2% in 1998. The increase in gross profit was principally due to the increased volume of sales in the Drivetrain Remanufacturing and Logistics segments and associated operating leverage.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $9.2 million, or 19.4%, to $56.7 million in 1999 from $47.5 million in 1998. Excluding non-recurring costs of $1.3 million recorded in 1998, these expenses increased $10.5 million during 1999 as compared to 1998 and as a percentage of net sales increased slightly to 15.5% in 1999 from 15.4% in 1998. This increase was due primarily to an increase in expense supporting increased sales volume and growth initiatives in the Logistics segment, a full year of expense related to the Autocraft acquisition and an increase in costs associated with an increase in our independent aftermarket engine business distribution network.

        Amortization of Intangible Assets.    Amortization of intangible assets increased $.5 million, or 10.0%, to $5.5 million in 1999 from $5.0 million in 1998. The increase is primarily attributable to a full year of amortization for the Autocraft acquisition.

        Special Charges.    During 1998, we recorded $6.7 million of special charges, of which $1.3 million was included as a component of cost of sales. These charges consisted of $2.4 million related to a state's interpretation of its tax law that subjected a portion of the Drivetrain Remanufacturing segment's operations over the past four years to a state tax for the first time, $2.2 million in restructuring costs consisting principally of employee severance costs and other exit costs and $2.1 million of idle facility costs.

        During 1999, we recorded $7.3 million of special charges, of which $3.0 million was included as a component of cost of sales. These charges consisted of $3.3 million of costs associated with the narrowing of the product offering of our independent aftermarket engine business, $2.6 million of severance and other costs related to the reorganization of management functions, $.8 million of costs to exit a plant within our Drivetrain Remanufacturing segment, and $.6 million of severance, exit and other costs related to our Logistics segment.

        Income from Operations.    Principally as a result of the factors described above, income from operations increased $27.8 million, or 126.4%, to $49.8 million in 1999 from $22.0 million in 1998. Excluding non-recurring costs of $10.9 million recorded in 1998 and special charges of $6.7 million and $7.3 million recorded in each of 1998 and 1999, respectively, income from operations increased $17.5 million during 1999 as compared to 1998. As a percentage of net sales, income from operations before non-recurring costs and special charges increased to 15.6% from 13.2% between the two periods.

        Interest Expense and Other, Net.    Interest expense and other, net increased $1.4 million, or 6.4%, to $23.3 million in 1999 from $21.9 million in 1998. The increase primarily resulted from a full year of borrowing under our $120.0 million term loan credit facility in March 1998 to finance the Autocraft acquisition.

        Extraordinary Items.    In 1998, an extraordinary item in the amount of $.7 million ($1.2 million before related income tax benefit of $.5 million) was recorded. This amount consisted of a $.4 million charge for the write-off of previously capitalized debt issuance costs in connection with the termination of our previous revolving credit facility and a $.3 million charge resulting from the repurchase of $9.6 million in principal amount of the senior subordinated notes in open market transactions.

  Drivetrain Remanufacturing Segment

        The following table presents net sales, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

	Year Ended December 31,
	1998		1999
Net sales	$232.3	100.0%	$268.9	100.0%

Special charges	$2.4	1.0%	$1.0	.4%

Segment profit	$24.5	10.5%	$50.5	18.8%

        Net Sales.    Net sales increased $36.6 million, or 15.8%, to $268.9 million in 1999 from $232.3 million in 1998. On a pro forma basis, as if the Autocraft acquisition and the sale of Mascot had taken place on January 1, 1998, net sales would have increased $23.2 million, or 9.5%, to $268.2 million in 1999 from $245.0 million in 1998. The increase was primarily due to increased sales of remanufactured transmissions to DaimlerChrysler and Ford, partially offset by a decrease in sales volume of engines and related parts in the segment's European operations. Sales to DaimlerChrysler accounted for 29.4% and 31.6% of our revenues (37.6% and 42.0% of segment revenues) in 1998 and 1999, respectively. Sales to Ford accounted for 27.7% and 29.6% of our revenues (33.2% and 36.8% of segment revenues) in 1998 and 1999, respectively.

        Special Charges.    The Drivetrain Remanufacturing segment recorded $1.0 million of special charges in 1999. These charges consisted of severance and plant exit costs.

        The Drivetrain Remanufacturing segment recorded $2.4 million of special charges in 1998 relating to a state's interpretation of its tax law that subjected a portion of the segment's operations over the past four years to a state tax for the first time.

        Segment Profit.    Segment profit increased $26.0 million, or 106.1%, to $50.5 million (18.8% of segment net sales) in 1999 from $24.5 million (10.5% of segment net sales) in 1998. Excluding special charges of $1.0 million and $2.4 million in 1999 and 1998, respectively, and non-recurring costs of $10.2 million recorded in 1998, segment profit would have increased $14.4 million, or 38.8%, to $51.5 million (19.2% of segment net sales) in 1999 from $37.1 million (16.0% of segment net sales) in 1998. The increase was primarily the result of increased sales volume, associated operating leverage and yield on remanufactured transmissions.

  Logistics Segment

        The following table presents net sales, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

	Year Ended December 31,
	1998		1999
Net sales	$40.3	100.0%	$59.1	100.0%

Special charges	$—	—%	$.6	1.0%

Segment profit	$3.4	8.4%	$7.7	13.0%

        Net Sales.    Net sales increased $18.8 million, or 46.7%, to $59.1 million in 1999 from $40.3 million in 1998. On a pro forma basis, as if the Autocraft acquisition had taken place on January 1, 1998, net sales would have increased $11.1 million, or 23.1%, from $48.0 million in 1998. This increase was primarily attributable to an increase in sales for value added warehouse and distribution services, driven by the strong growth in the market for cellular phones and services. Sales to AT&T Wireless accounted for 27.6% and 38.9% of segment revenues in 1998 and 1999, respectively.

        Special Charges.    Special charges recorded during 1999 of $.6 million relate to facility exit and other costs in the Electronics business unit.

        Segment Profit.    Segment profit increased $4.3 million, or 126.5%, to $7.7 million in 1999 from $3.4 million in 1998. Excluding special charges of $.6 million in 1999, segment profit in 1999 would have increased $4.9 million, or 144.1%, to $8.3 million in 1999 from $3.4 million in 1998. The increase was primarily the result of the additional sales volume described above, partially offset by an increase in costs in the Logistics Services business unit associated with enhancements to our information systems to support future growth.

  Other

        The following table presents net sales, special charges and segment loss for the independent aftermarket engine business expressed in millions of dollars and as a percentage of net sales:

	Year Ended December 31,
	1998		1999
Net sales	$28.1	100.0%	$37.5	100.0%

Special charges	$2.7	9.6%	$3.3	8.8%

Segment loss	$(4.2)	(14.9)%	$(6.0)	(16.0)%

        Net Sales.    Net sales increased $9.4 million, or 33.5%, to $37.5 million for the year ended December 31, 1999 from $28.1 million in 1998. This increase was attributable to an expansion of our branch distribution network.

        Special Charges.    The independent aftermarket engine business recorded $2.7 million of special charges during 1998 primarily related to idle facility and consolidation costs and $3.3 million of special charges during 1999 associated with the narrowing of our product offering.

        Segment Loss.    Segment loss increased $1.8 million, to $6.0 million for the year ended December 31, 1999 from $4.2 million in 1998. Before special charges, segment loss increased $1.2 million, or 80%, to $2.7 million in 1999 from $1.5 million in 1998. This increase was primarily the result of increased costs associated with the expansion of the branch distribution network in this business.

Liquidity and Capital Resources

  Cash Flow & Capital Expenditures

  Cash flows for the nine months ended September 30, 2001

        We had total cash and cash equivalents on hand of $.4 million at September 30, 2001. Net cash provided by operating activities from continuing operations was $13.1 million for the nine-month period then ended. Net cash used in investing activities from continuing operations of $13.8 million included $10.2 million of equipment purchases and facility improvements and the $3.7 million net working capital adjustment to the purchase price of the Distribution Group. Net cash provided by financing activities of $1.4 million included net borrowings of $4.6 million made on our credit facility partially offset by $2.3 million of common stock purchased for treasury, $.5 million of payments on capital lease obligations and $.5 million in payment of amounts due to sellers of acquired companies.

        During the first nine months of 2001, we invested a total of $12.4 million (including $2.2 million under capital leases) of our 2001 capital expenditure budget of $15.0 million. These capital expenditures were primarily for information technology infrastructure in the Drivetrain Remanufacturing and Logistics segments and for remanufacturing equipment to support cost reduction initiatives and capacity expansion.

  Cash flows for the year ended December 31, 2000

        We had total cash and cash equivalents on hand of $2.0 million at December 31, 2000, representing a net decrease in cash and cash equivalents of $6.4 million in 2000. Net cash provided by operating activities from continuing operations was $43.5 million in 2000. During 2000, we entered into an agreement with one of our Drivetrain Remanufacturing customers to rework a specified number of transmission units. The terms of this agreement were intended to match cash inflows and outflows associated with the transfer of inventories; however, timing differences existed at December 31, 2000. As a result, our balance sheet at December 31, 2000 reflects accounts receivable of $4.7 million, inventories of $6.8 million and accounts payable of $19.5 million associated with this program. Net cash provided by investing activities from continuing operations was $48.5 million for the year, including $60.1 million from the sale of the Distribution Group partially offset by $11.7 million in capital expenditures, primarily for equipment purchases and leasehold improvements. Net cash used in financing activities of $82.1 million includes net payments of $79.9 million made on our credit facility, $1.2 million in payment of amounts due to former owners of acquired companies and $.5 million of net payments made on the Canadian bank line of credit, partially offset by $.4 million of proceeds from the exercise of stock options. In conjunction with the sale of Distribution Group, our Canadian bank line of credit was paid off in full in October 2000.

        Our capital expenditures from continuing operations in 2000 were $11.7 million, consisting of:

  •
  $5.5 million primarily related to computer systems and machinery and equipment to support growth initiatives in the Logistics segment;

  •
  $5.2 million for additional transmission remanufacturing and test equipment and other improvements to support planned increases in production capacity and efficiencies in a number of our remanufacturing plants within our Drivetrain Remanufacturing segment; and

  •
  $1.0 million primarily related to equipment to support growth in our overall infrastructure.

  Liquidity and Capital Resources—Other

        For 2002, we have budgeted $20.0 million for capital expenditures for remanufacturing equipment to support cost reduction initiatives and capacity expansion as well as to support growth initiatives in our Logistics segment.

        Under the terms of our 1997 acquisition of ATS Remanufacturing (which remanufactures transmissions for General Motors), we are required to make payments to the seller and to other key individuals on each of the first 14 anniversaries of the closing date. Through September 30, 2001, we had made $4.4 million of these payments. Substantially all of the remaining 10 payments, which aggregate to approximately $14.6 million (present value of $12.9 million as of September 30, 2001), are contingent upon the attainment of sales levels by ATS, which we believe have a substantial likelihood of being attained.

  Financing

        We raised total net proceeds of $61.6 million in our initial public offering and concurrent private placement of common stock in December 1996 and an additional $47.9 million in a secondary offering in October 1997. From our inception in July 1994 to December 1996, we funded our operations and investments in property and equipment, including acquisitions, through the issuance of senior subordinated notes totaling $162.4 million, the private sale of preferred stock of $20.0 million and common stock of $20.0 million, and to a lesser extent through cash provided by operating activities and revolving bank lines. In December 1996, the preferred stock and $40.0 million in principal amount of the senior subordinated notes were redeemed with proceeds from the initial public offering. The net proceeds from the 1997 secondary offering were used to repay borrowings under our credit facility. In September and October 1998, we redeemed $2.2 million and $7.4 million, respectively, in principal amount of the senior subordinated notes, with borrowings under our credit facility.

        We have an existing senior credit facility with a bank syndicate led by J.P. Morgan Chase comprised of a term loan with $29.4 million outstanding at December 31, 2001 and a $100.0 million revolving credit facility with $45.8 million outstanding. Our existing credit facility is available to finance our working capital requirements, future acquisitions and other general corporate needs, and will expire in December 2003. Borrowings under the term loan portion of the existing facility are payable in quarterly installments through December 31, 2003. At December 31, 2001, $45.8 million of borrowings and $5.0 million in letters of credit were outstanding under the revolving portion of our credit facility.

        Our existing credit facility's rate of interest is determined at either the Alternate Base Rate plus a specified margin or the Eurodollar Rate plus a specified margin. The "Alternate Base Rate" is equal to the highest of J.P. Morgan Chase's prime rate, the secondary market rate for three-month certificates of deposit plus 1.0% and the federal funds rate, plus .5%, in each case as in effect from time to time. The "Eurodollar Rate" is the rate offered by J.P. Morgan Chase for Eurodollar deposits for one, two, three, six or, if available by all lenders, nine months (as selected by us) in the interbank Eurodollar market. The applicable margins for both Alternate Base Rate and Eurodollar Rate loans are subject to a quarterly adjustment based on our leverage ratio as of the end of the four fiscal quarters then completed. At December 31, 2001, the Alternate Base Rate margin was .25% and the Eurodollar margin was 1.75%.

        Amounts advanced under our existing credit facility are guaranteed by all of our domestic subsidiaries and secured by substantially all of our and our subsidiaries' assets. Our existing credit facility contains several covenants, including ones that require us to maintain specified levels of net worth, leverage and cash flow coverage and others that limit our ability to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments (including dividends), sell assets, make investments, enter new businesses and engage in transactions with our affiliates and affiliates of our subsidiaries. At December 31, 2001 we were in compliance with such covenants.

        During the year ended December 31 2001, we entered into a revolving credit agreement with HSBC Bank Plc, providing £1.0 million to finance the working capital requirements of our U.K. subsidiary. Amounts advanced are secured by substantially all assets of the U.K. subsidiary. In addition, HSBC Bank may at any time demand repayment of all sums owing. Interest is payable monthly at the HSBC Bank prime lending rate plus 1.50%. As of December 31, 2001, there were no amounts outstanding under this line of credit.

        Additionally, at December 31, 2001 there were approximately $110.9 million of the 12% senior subordinated notes outstanding. The indentures under which the senior subordinated notes were issued contain covenants that, among other things, limit our ability to incur additional indebtedness. As of December 31, 2001, we were in compliance with these covenants and believe that we will be able to comply with these covenants in the future.

        As of December 31, 2000, we had approximately $109 million in federal and state net operating loss carryforwards available as an offset to future taxable income.

        We believe that cash on hand, cash flow from operations and existing borrowing capacity will be sufficient to fund our ongoing operations and our budgeted capital expenditures. In pursuing future acquisitions, we will continue to consider the effect that any such acquisition costs may have on our liquidity. In order to consummate such acquisitions, we may need to seek additional capital through borrowings or equity financing.

        On February 8, 2002, we executed a credit agreement and a related security agreement in connection with a new credit facility with J.P. Morgan Securities Inc., JPMorgan Chase Bank and Credit Suisse First Boston, as agents, and other lenders. The new credit facility provides for $75.0 million of term loans payable in increasing amounts over a five-year period and $95.0 million of term loans payable primarily in the sixth year and a five-year revolving credit facility of $50.0 million. The new credit facility also provides for an additional optional term loan of up to $100.0 million, subject to certain conditions including the receipt from one or more lenders of the additional commitments that may be requested. The extensions of credit by the lenders pursuant to the new credit facility are subject to various conditions. If these conditions are satisfied, we expect that the closing under the new credit facility will occur in conjunction with the closing of the public offering. The closing under the new credit facility is not a condition to the closing of the public offering. If we close the new credit facility, we intend to use the proceeds of the new credit facility to purchase or redeem our remaining senior subordinated notes and to retire our existing credit facility, as well as for working capital and general corporate purposes. If we do not close the new credit facility, we still intend to purchase or redeem the senior subordinated notes. We expect to incur an extraordinary charge of approximately $3.3 million for the write-off of previously capitalized debt issuance costs, a call premium and fees in connection with the replacement of our existing credit facility and the retirement of our senior subordinated notes.

        The interest rate for the loans under our new credit facility will be determined at either an Alternate Base Rate plus a specified margin or a Eurodollar Rate plus a specified margin. The margins for the $75.0 million term loan and the $50.0 million revolving facility that will apply to Alternate Base Rate loans and Eurodollar Rate loans are 1.25% and 2.25%, respectively. For the $95.0 million term loan, the margins for Alternate Base Rate loans and Eurodollar Rate loans are 2.00% and 3.00%, respectively. The new credit facility provides that the applicable margins will be adjusted from time to time based on our leverage ratio as of the end of the four fiscal quarters then completed. The interest rates for the optional $100.0 million term loan will be determined at the time such loans are provided.

        Amounts to be advanced under our new credit facility will be guaranteed by all of our domestic subsidiaries and secured by substantially all of our and our subsidiaries' assets. Our new credit facility contains several covenants, including ones that require us to maintain specified levels of net worth, leverage and cash flow coverage and others that limit our ability to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments (including dividends), sell assets, make investments, enter new businesses and engage in transactions with our affiliates and affiliates of our subsidiaries.

Impact of New Accounting Standards

        In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.

        SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

        SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under specified conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121. We are required to adopt SFAS No. 142 effective January 1, 2002.

        We are currently evaluating our intangible assets in relation to the provisions of SFAS No. 142 to determine the impact, if any, the adoption of SFAS No. 142 will have on our results of operations or financial position.

Quantitative And Qualitative Disclosures About Market Risk

        Derivative Financial Instruments.    We do not hold or issue derivative financial instruments for trading purposes. We use derivative financial instruments to manage our exposure to fluctuations in interest rates. Neither the aggregate value of these derivative financial instruments nor the market risk posed by them is material to our business. We use interest rate swaps to convert variable rate debt to fixed rate debt to reduce volatility risk. For additional discussion regarding our use of such instruments, see Note 14 of "Notes to Consolidated Financial Statements."

        Interest Rate Exposure.    Based on our overall interest rate exposure during the year ended December 31, 2000, and the nine months ended September 30, 2001 and assuming similar interest rate volatility in the future, a near-term (12 months) change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows. Interest rate movements of 10% would not have a material effect on our financial position, results of operations or cash flows.

        Foreign Exchange Exposure.    We have one foreign operation that exposes us to translation risk when the local currency financial statements are translated to U.S. dollars. Since changes in translation risk are reported as adjustments to stockholders' equity, a 10% change in the foreign exchange rate would not have a material effect on our financial position, results of operations or cash flows.

Inflation; Lack of Seasonality

        Although we are subject to the effects of changing prices, the impact of inflation has not been a significant factor in results of operations for the periods presented. In some circumstances, market conditions or customer expectations may prevent us from increasing the prices of our products to offset the inflationary pressures that may increase our costs in the future. Historically, there has been little aggregate seasonal fluctuation in our business.

Environmental Matters

        See "Business—Environmental" on page 48 for a discussion of environmental matters relating to us.

BUSINESS

Overview

        We are a leading remanufacturer and distributor of drivetrain products used in the repair of automobiles and light trucks in the automotive aftermarket. Our Logistics business is a provider of value added warehouse and distribution services as well as returned material reclamation and disposition services. Our Logistics business also remanufactures and distributes electronic components.

        Our Drivetrain Remanufacturing business sells factory-approved remanufactured drivetrain products directly to automobile manufacturers, or OEMs. Our Drivetrain business products consist principally of remanufactured transmissions and also include remanufactured torque converters, valve bodies and engines. The OEMs primarily use the remanufactured products as replacement parts for their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. Remanufactured products offer several advantages to customers relative to comparable rebuilt products. Generally, remanufactured products are lower cost, are of higher quality consistency and have shorter delivery times. Our principal customers for remanufactured transmissions are DaimlerChrysler Corporation, Ford Motor Company, General Motors Corporation and a number of foreign OEMs. In addition, our Drivetrain business sells select remanufactured engines to several European OEMs.

        Demand for our products within the Drivetrain business is largely a function of the number of vehicles in operation, the average age of vehicles and the average number of miles driven per vehicle. These factors have generally increased over time, thereby increasing demand for our remanufactured products. Other factors that influence demand for our remanufactured products include product complexity and reliability, the length of OEM warranty periods and the severity of weather conditions. Because these factors are not directly dependent on new automotive sales levels, demand for remanufactured products within our Drivetrain business has been largely non-cyclical.

        Our Drivetrain business has been our primary business since our formation. For the year ended December 31, 2001, revenue from our Drivetrain business was $266.3 million, or 67% of our total revenue. In addition, in the United States we also sell remanufactured engines in the independent aftermarket. For the year ended December 31, 2001, revenue from this engines business was $21.9 million, or 6% of our total revenue.

        Our Logistics business consists of three operating units: Logistics Services, a provider of value added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless Services; Material Recovery, a provider of returned material reclamation and disposition services and management services for failed components, commonly referred to as cores, primarily to Ford and, to a lesser extent, General Motors; and Autocraft Electronics, an automotive electronic remanufacturing and distribution business. Services within our Logistics business are designed to meet the specialized needs of our customers.

        The logistics industry has evolved over the last 20 years due to dramatic improvements in technology and increased demand in customer service requirements. Growth in our logistics business with AT&T Wireless is primarily dependent on cellular telephone handset demand and AT&T Wireless' share of new cellular telephone sales volume. Our logistics business benefits from upgrades in cellular telephone technology through increased replacement demand for more advanced handsets, from any increases in the number of AT&T Wireless subscribers and from any expansion of our service offering with AT&T Wireless. Because we do not take actual ownership of our cellular telephone inventory, we do not face the risk of inventory obsolescence. Other growth drivers within our Logistics business include our ability to leverage our expertise in logistics in other industries. For the year ended December 31, 2001, revenue from our Logistics business was $105.2 million, or 27% of our total revenue, of which AT&T Wireless accounted for 66%.

Industry Background

  Automotive Aftermarket

        The automotive aftermarket in the United States, which consists of sales of parts and services for vehicles after their original purchase, has been largely non-cyclical and has generally experienced steady growth over the past nine years, unlike the market for new vehicle sales. According to materials published by the Automotive Aftermarket Industry Association, between 1991 and 2000 (the most recent period for which data is available), estimated U.S. automotive aftermarket sales increased from approximately $101.8 billion to $168.4 billion. This consistent growth is due principally to the increase in the number of vehicles in operation, the increase in the average age of vehicles, and the increase in the average number of miles driven per vehicle. According to these same materials, the aftermarket segment for drivetrain parts is estimated to have been $5.5 billion in 2000. We believe that within this segment, the market for remanufactured drivetrain products has grown faster than the overall automotive aftermarket.

  Remanufacturing Process

        Remanufacturing is a process through which used assemblies are returned to a central facility where they are disassembled and their component parts are cleaned, refurbished and tested. The usable component parts are then combined with new parts in a high volume, precision assembly line or cellular manufacturing process to create remanufactured assemblies.

        When an assembly such as a transmission or engine fails, there are generally three alternatives available to return the vehicle to operating condition. The dealer or independent repair shop may:

  •
  remove the assembly, disassemble it into its component pieces, replace worn or broken parts with remanufactured or new components, and reinstall the assembly in the vehicle;

  •
  replace the assembly with an assembly from a remanufacturer such as us; or

  •
  in rare instances, replace the assembly with a new assembly manufactured by the OEM.

        In our remanufacturing operations, we obtain used transmissions, engines and related components, commonly known as cores, from the OEMs. We then sort the cores by vehicle make and model and either place them into immediate production or store them until needed. In the remanufacturing process, we evaluate the cores, disassemble them into their component parts and clean, refurbish and test the components that can be incorporated into the remanufactured product. We replace components that we determine to be not reusable or repairable with other remanufactured or new components. We conduct inspection and testing at various stages of the remanufacturing process, and we test each finished assembly on equipment designed to simulate performance under operating conditions. After testing, we generally package completed products for immediate delivery.

        There are four primary benefits of using remanufactured components in repair of vehicles:

  •
  First, costs to the OEM associated with remanufactured assemblies generally are substantially less than new or dealer-rebuilt assemblies due to our use of high volume manufacturing techniques and salvage methods that enable us to refurbish and reuse a high percentage of original components, as well as our lower cost of production. The cost savings produced by remanufactured assemblies helps the OEMs manage their warranty expenses.

  •
  Second, remanufactured assemblies are generally of consistent high quality due to the precision manufacturing techniques, technical upgrades and rigorous inspection and testing procedures we employ in remanufacturing. By contrast, the quality of rebuilt assemblies generally is less consistent because it is heavily dependent on the skill level of the particular mechanic as well as the availability of adequate tooling and testing equipment. In addition, the proliferation of transmission and engine designs, the increasing complexity of transmissions and engines that incorporate electronic components and the shortage of highly trained mechanics qualified to rebuild assemblies are leading to what management believes is a trend toward the use of remanufactured assemblies for aftermarket repairs. For warranty repairs, consistent quality is important to the OEM providing the applicable warranty, because once installed, the remanufactured product is usually covered by the OEM's warranty for the balance of the original warranty period.

  •
  Third, replacement of a component with a remanufactured component generally takes considerably less time than the time needed to rebuild the component, thereby significantly reducing the time the vehicle is at the dealer or repair shop and allows the dealer and repair shops to increase their volume of business.

  •
  Fourth, the environmental benefits of remanufacturing may be significant to OEMs. Remanufacturing in our facilities, when compared to rebuilding at various dealers, generally results in a more efficient re-utilization of parts and a more controlled recycling of scrap materials and excess fluids. This in turn leads to associated cost savings. We estimate that we annually re-process thousands of tons of materials that would otherwise have been discarded.

        We believe that because of this combination of high quality, low cost and efficiency, the use of remanufactured assemblies for repairs is growing compared to the use of new or rebuilt assemblies.

  Logistics Industry

        Logistics can generally be defined as the management and transportation of materials and inventory throughout the supply chain as well as the provision of value added services such as assembly, packaging, programming and testing. The logistics industry has evolved over the last 20 years due to dramatic improvements in technology and increased demand in customer service requirements. As companies' logistics decisions involve greater emphasis on cost efficiency and increased focus on core competencies, companies are increasingly reevaluating their in-house logistics functions. Many companies have decided to outsource the management of all or part of their supply chain as a means to reduce costs, increase asset and labor flexibility and improve customer service. As a result, third-party logistics providers have become extensively involved in the full range of customer supply chain functions. The operational efficiencies of a third-party provider enable companies to reduce investments in facilities, information technology, inventory and personnel. Third-party services include order fulfillment, product labeling and packaging, inventory and warehouse management, product return and repair, reverse logistics and the actual physical movement of goods.

        The market for third party logistics providers is highly fragmented. According to Armstrong & Associates, Inc., the third party logistics market in 2000 was estimated to be $56.4 billion. Approximately $20.4 billion, or 36% of the estimated third party logistics market in 2000, represents value added warehouse and distribution services. This segment of the estimated third party logistics market grew by approximately 23% in 2000. The majority of our Logistics business with AT&T Wireless includes value added warehouse and distribution services.

  Logistics Process

        Our logistics process is determined in close consultation with our customers. For instance, for AT&T Wireless, our supply chain management services include warehousing, picking, packing, shipping and delivery of wireless handsets, including wireless data devices, and accessories. Our integrated logistics services include inventory management, private labeling, kitting and customized packaging, the management and distribution of time sensitive marketing materials and product warranty and returns processing.

Our Competitive Strengths

        We believe our core competencies include the following factors:

  Our Remanufacturing Technology

        We specialize in volume remanufacturing of high-quality automotive transmissions, torque converters, engine long blocks and automotive electronics. Our remanufacturing process is completed by testing products using state-of-the-art equipment such as sophisticated test stands that enable us to replicate OEM test procedures.

  Our High Quality Products with a Sound ISO Quality Foundation

        Our remanufactured products are of consistent high quality due to the precision manufacturing techniques, technical upgrades and rigorous inspection and testing procedures employed in remanufacturing. We are dedicated to upholding the quality of our customers' products and hold QS 9000 Certification, ISO-9002 Certification and Ford's Q1 Certification.

  Our Fulfillment and Customer Service Capabilities

        Our Logistics business provides high-speed, same day, technology driven fulfillment. Our logistics approach involves our team of specialists who work with the client to understand deliverables, understand communication points within the supply chain, design solutions, establish operational and business metrics, eliminate waste and improve efficiencies.

  Our Information Technology Management and Response Skills

        In our Logistics business, we use state-of-the-art software and computer systems to meet customers' needs in product security and confidentiality, product qualification and identification, inventory management, interactive electronic communication, authorized product sales and commodity recycling, as well as providing customers with solutions for their supply chain management, reverse logistics, product tracking and product history needs, while maintaining service and quality levels.

  Our Customer Relationships

        In recognition of our consistently high level of service and product quality throughout our relationship with DaimlerChrysler, in each of the eight years prior to and including 2000, we have received the highest award bestowed by Chrysler to its suppliers for which we were eligible. Additionally, over the past two years, we have strengthened our relationship with many other of our customers, as evidenced by the award of new business with Ford, Jaguar, Isuzu, Kia and General Motors. To strengthen our customer relationships and improve all aspects of customer service and operations, we have implemented our "Lean and Continuous Improvement" and "Customer Delight" programs. Under these programs, we have installed a number of training and operating initiatives aimed at improving efficiency and productivity.

Our Growth Strategies

        Our strategy is to be a world-class provider of remanufacturing and logistics products and services. We are pursuing the following growth strategies:

  •
  increasing sales to existing customers;

  •
  introducing new products;

  •
  establishing new customer relationships; and

  •
  pursuing potential future acquisitions.

  Increasing Sales to Existing Customers

        Drivetrain Customers.    We intend to increase our business with our existing Drivetrain customers by working with OEMs to increase dealer utilization of remanufactured transmissions in both the warranty and post-warranty periods. We are working in tandem with OEMs to highlight to dealers the quality and cost advantages of using remanufactured assemblies versus rebuilding. We are also working with OEMs to reduce the lag time prior to the introduction of a remanufacturing program for new transmission models and model years. In addition, the post-warranty repair market, which we believe is significantly larger than the OEM dealer warranty repair market, presents a growth opportunity. We believe that most post-warranty repairs are performed by aftermarket repair specialists rather than by OEM dealers. Given the relatively low cost and high quality of remanufactured components, OEM dealers may enhance their cost competitiveness, when compared to independent service centers, through the increased use of remanufactured components as well as providing end customers with a high quality product. To the extent that OEM dealers increase their level of post-warranty repairs, we are well positioned, given our existing OEM relationships, to capitalize on this market growth.

        Logistics Customers.    We intend to increase penetration of our existing Logistics business customer base by broadening our offering of Logistics products and services and by marketing our core competencies as solutions to our customers' needs. In 2000, AT&T Wireless awarded us additional programs covering the packaging and distribution of cellular telephone accessories and the distribution of point-of-sale and other marketing materials. Also, in September 2001, Ford awarded us additional logistics business related to the control and management of Ford core inventory supporting Ford's remanufactured products for automobiles and light trucks in North America.

  Introducing New Products

        Drivetrain Business.    We continue to work with our OEM customers to identify additional remanufactured products and services where we can provide value to the OEM. In this way, we believe that we will be able to leverage our customer relationships and remanufacturing competency. In 2000, Ford selected us to supply remanufactured transmissions for use in Ford's new Focus, and to supply a new line of Motorcraft—branded remanufactured transmissions. In 2001, Chrysler awarded us new contracts for remanufacturing torque converters and valve bodies.

        Logistics Business.    We also intend to leverage our core competencies in logistics and electronics remanufacturing by working with our existing and new customers to identify products and services where we can add value in satisfaction of our customers' needs. General Motors has awarded us a pilot national material recovery program.

  Establishing New Customer Relationships

        Drivetrain Customers.    We believe that opportunities for growth exist with select foreign OEMs regarding United States—based remanufacturing programs. We believe that this represents an opportunity for growth and we are currently working to develop programs with these OEMs. In October 2001, Saturn Corporation awarded us a contract to remanufacture transmissions, valve body assemblies and pump assemblies.

        We also look to obtain new customers for our drivetrain products in the independent aftermarket. In July 2001, we began a program with the National AAMCO Dealers Association, which represents most of the AAMCO dealers across the United States. Under this program, we provide select remanufactured domestic transmissions to AAMCO dealers. These dealers currently face a shrinking base of technicians who are qualified to work with the increasing number of transmission types and their increasing technological complexity. Through this program, we provide various incentives for dealers to purchase remanufactured transmissions directly from us. We believe that the AAMCO dealers represent a substantial portion of the post-warranty transmission repair market in the United States.

        Logistics Customers.    We plan to leverage our existing relationships with automobile OEMs into new logistics customer relationships. We believe that our logistics services business should be attractive to new customers who recognize that outsourcing this function will enable them to both focus on their core competencies and have an efficient product distribution system. We also believe that the ability to sell product via Internet auctions, as well as cost savings and environmental benefits provided by our material recovery business, will be attractive to other OEMs. In June 2001, Mazda North America Operations awarded us a logistics pilot program contract under which we will harvest and consolidate used or excess product and then ship it to Mazda authorized dealers.

  Pursuing Future Acquisitions

        An important element of our growth strategy is the acquisition and integration of complementary businesses in order to broaden product offerings, capture market share and improve profitability. We have made various acquisitions in the past and, to the extent suitable acquisition candidates, acquisition terms and financing are available, we intend to make acquisitions in the future. We currently expect that there may be more acquisition opportunities available in the logistics industry than the automotive drivetrain remanufacturing industry.

Our Drivetrain Remanufacturing Business

        Our Drivetrain business consists of five operating units that primarily remanufacture and sell transmissions directly to automobile manufacturers. Drivetrain segment sales accounted for 77.3%, 73.6%, 68.3% and 67.7% of our 1998, 1999, 2000 and 2001 revenues, respectively.

        We remanufacture factory-approved transmissions for warranty and post-warranty replacement of transmissions for DaimlerChrysler, Ford, General Motors and several foreign OEMs, including Mitsubishi, Isuzu, Subaru and Kia, primarily for their United States dealer networks, and Hyundai for its Canadian network. The number of transmission models we remanufacture has been increasing to accommodate the greater number of models currently used in vehicles manufactured by our OEM customers.

        We operate a facility in England that remanufactures factory-approved engines for several European OEMs, including Jaguar and the European divisions of Ford and General Motors. These engines are used for warranty and post-warranty replacement. The facility in England also does assembly and modification of new production engines for a number of our OEM customers.

        Our largest Drivetrain segment customers are DaimlerChrysler and Ford, to whom we primarily supply remanufactured transmissions for use in Chrysler and Ford automobiles and light trucks. Additionally, we provide remanufactured components to several other OEMs including transmissions to General Motors, Kia, Mitsubishi, Subaru and Isuzu and engines to Jaguar, Land Rover, Aston Martin and the European divisions of Ford and General Motors. In general, the OEMs retain ownership of cores. We generally sell products to each OEM pursuant to supply arrangements for individual transmission or engine models, which supply arrangements typically may be terminated by the OEM on 90 days notice or less.

        Historically, we have developed and maintained strong relationships at many levels in both the corporate and factory organizations of the Chrysler division of DaimlerChrysler. In recognition of our consistently high level of service and product quality throughout our relationship with DaimlerChrysler, in each of the eight years prior to and including 2000, we have received the highest award bestowed by Chrysler to its suppliers for which we were eligible. We are one of a select group of Chrysler's suppliers to receive these awards for the eight-year period. Additionally, over the past two years, we have strengthened our relationships with many of our other Drivetrain customers, as evidenced by the award of new business with Ford, Jaguar, Isuzu and General Motors. In February 2001, we received an award from Ford for "Dedication to Customer Satisfaction."

        All of our facilities that remanufacture transmissions have QS-9000 certification, a complete quality management system developed for manufacturers who subscribe to the ISO 9002 quality standards. The system is designed to help suppliers, such as us, develop a quality system that emphasizes defect prevention and continuous improvement in manufacturing processes. Ford has also awarded us its Q1 quality certification.

        DaimlerChrysler began implementing remanufacturing programs for its Chrysler transmission models in 1986 and has utilized us as its sole supplier of remanufactured transmissions since 1989. DaimlerChrysler has advised us that, by implementing a remanufacturing program for Chrysler vehicles, DaimlerChrysler has realized substantial warranty cost savings, standardized the quality of its dealers' aftermarket repairs and reduced its own inventory of replacement parts. We presently do not provide remanufactured transmissions or other components to DaimlerChrysler's Mercedes Benz division.

        We began remanufacturing transmissions for Ford in 1989 and for General Motors in 1985. We believe that we are the largest provider of remanufactured transmissions to Ford for automobiles and light trucks in North America and we are one of three suppliers of remanufactured transmissions to General Motors.

Our Logistics Business

        Our Logistics business provides supply chain management to our customers. Our operations consist of a warehouse, distribution and turnkey order fulfillment and information services business, an automotive electronic parts remanufacturing and distribution business and a material recovery parts processing, or reverse logistics, and Internet-based auction business. We acquired our Logistics business as part of the Autocraft acquisition in 1998.

  Logistics Customers

        AT&T Wireless Services.    The logistics services operating unit provides value added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless. As part of our product offering, we provide bulk and direct fulfillment of cellular telephones and accessories to AT&T Wireless subscribers and partners and point-of-sale and other marketing materials to AT&T Wireless partners. We deliver products both to AT&T Wireless retail locations and directly to individuals who order a cellular phone. Our arrangement with AT&T Wireless originally focused primarily on cellular telephones and we then expanded our relationship to include accessories and promotional items. We also provide accessory packaging services and inventory tracking and management and process all warranty-service exchanges. We do not take title to any telephones or accessories and do not reflect any of these items as inventory.

        Automotive Electronic Components.    The automotive electronic components operating unit remanufactures and distributes radios and instrument and display clusters for General Motors, Delphi and Ford, and remanufactures and distributes various cellular products (e.g., navigation systems) primarily for Ford and General Motors.

        Material Recovery.    We provide returned material reclamation and disposition services to assist automobile OEMs with the management of their dealer parts inventory, thereby reducing the OEMs' parts costs and assisting them in being more environmentally responsible. Under this program, dealers send their excess and obsolete parts inventory to our facility in Oklahoma City. We then sort the parts and redistribute the useful parts on behalf of the OEM to other dealers to fill back orders or to the OEM's product distribution centers for restocking. Useful parts that are not needed by other dealers or the OEM distribution centers are sold to remanufacturers, wholesale distributors and other aftermarket customers or through an innovative on-line Internet auction process. Parts that are no longer useful are scrapped and recycled. The parts remain the property of the OEM, and we receive a fee for our redistribution services.

        We developed this program primarily with Ford as a way to substantially improve the rate of recycling of automotive parts. As a result of the material recovery program, the number of Ford parts that are sent to landfills has been significantly reduced. We recently expanded the scope of this business by providing similar services, currently on a more limited scale, to General Motors. We believe that the opportunity to provide material recovery services for other OEMs will arise in the future as OEMs recognize the benefits of this program.

        As part of our material recovery program, we have developed an Internet-enabled interactive system that allows an OEM to track the availability, condition and value of core, and to produce dealer credits and facilitate logistics. Our system also allows an OEM and its dealers and vendors to track product on a real time basis and provides system-wide inventory management, cross-docking and product redistribution capabilities.

Competition

        In our Drivetrain business, we primarily compete in the market for remanufactured transmissions sold to the automotive aftermarket through the OEM dealer networks. This market, narrowly defined, is one in which the majority of industry supply comes from a limited number of participants. Competition is based primarily on product quality, service, delivery, technical support and price and tends to be split along customer lines. We believe that we have established excellent relationships with our customers and believe we are well positioned to enhance our competitive position by expanding our product line through the development of new products or acquisition of new businesses.

        In our Logistics business, we primarily compete in a fragmented market as a niche participant offering a specialized value-added service requiring severe service level requirements. Based on our performance levels, we believe we are well positioned to compete in this market. However, some of our competitors in this segment are larger and have greater financial and other resources.

Corporate History

        Since our formation in 1994 at the direction of Aurora Capital Group, we have completed the following acquisitions:

Year	Company	Description		Acquisition Price(1)
				(in millions)
1994	Aaron's Automotive Products, Inc.	•	Remanufactures transmissions for DaimlerChrysler	$113.2
1995	Component Remanufacturing Specialists, Inc.	•	Remanufactures transmissions for several foreign OEMs, including Hyundai, Mitsubishi, Isuzu, Subaru and Kia	$30.5
1997	ATS Remanufacturing	•	Remanufactures transmissions for General Motors	$12.9	(2)
1998	Autocraft	•	Provides value added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless Services	$121.7
		•	Provides returned material reclamation and disposition services (known as reverse logistics), primarily for Ford and, to a lesser extent, General Motors
		•	Remanufactures transmissions for Ford and remanufactures engines for European operations of Ford, General Motors and Jaguar
		•	Remanufactures and distributes automotive electronic components

(1)
Includes transaction fees and related expenses.

(2)
Excludes subsequent payments totaling $19 million due on each of the first 14 anniversaries of the closing date, of which a total of $4.4 million has been paid through September 30, 2001.

        In August 2000, we adopted a plan to discontinue and sell a segment of our business that we referred to as our independent aftermarket. This independent aftermarket segment consisted of two parts. The first part was the ATC Distribution Group, Inc., which sold transmission parts to automotive aftermarket customers such as independent transmission rebuilders, general repair shops, distributors and retail automotive parts stores. This group consisted of various companies that we purchased from 1994 through 1999. We completed the sale of the ATC Distribution Group in October 2000. The ATC Distribution Group has been reflected as discontinued operations in the consolidated financial statements and related discussion and analysis included in this prospectus.

        The second part of the segment was the independent aftermarket engine business that remanufactured domestic and foreign engines primarily for sale not to OEMS, as is the case in our Drivetrain business, but instead through a branch distribution network into the independent aftermarket. In preparing this independent aftermarket engine business for sale, we restructured the business by eliminating our branch distribution network and selling directly to customers on an overnight basis from four regional distribution centers in the eastern United States, applying lean manufacturing techniques to improve productivity, reduce manufacturing costs and improve product quality. These efforts returned the independent aftermarket engine business to profitability. However, efforts to identify an interested buyer placing sufficient value on this business were unsuccessful and we ultimately elected to retain our independent aftermarket engine business.

Employees

        As of December 31, 2001, we had approximately 3,400 full-time employees. We believe our employee and labor relations are good. We have not experienced any work stoppage, and none of our employees are members of any labor union.

Environmental

        We are subject to various evolving federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up, and damages resulting from, past spills, disposals or other releases of hazardous substances.

        In connection with the acquisition of our subsidiaries, some of which have been subsequently divested or relocated, we conducted certain investigations of these companies' facilities and their compliance with applicable environmental laws. The investigations, which included Phase I assessments by independent consultants of all manufacturing and various distribution facilities, found that a number of these facilities have had or may have had releases of hazardous materials that may require remediation and also may be subject to potential liabilities for contamination from off-site disposal of substances or wastes. These assessments also found that reporting and other regulatory requirements, including waste management procedures, were not or may not have been satisfied. Although there can be no assurance, we believe that, based in part on the investigations conducted, in part on remediation completed prior to or since the acquisitions, and in part on the indemnification provisions of the agreements entered into in connection with our acquisitions, we will not incur any material liabilities relating to these matters.

        One of our former subsidiaries, RPM, leased several facilities in Azusa, California located within what is part of the San Gabriel Valley Superfund Site (the Superfund Site). Neither Aftermarket Technology Corp. nor RPM has been named as a Potentially Responsible Party (PRP) for the Superfund Site, but the entity that leased the facilities to RPM has been named as one of approximately nineteen PRPs. Under the Comprehensive Environmental Response Compensation and Liability Act (Superfund), PRPs, which include current and former owners and operators of a contaminated site, as well as persons who sent or transported waste to the site, are responsible for the clean-up of the site and for damage to natural resources caused by contamination at the site. The United States Environmental Protection Agency (EPA) has preliminarily estimated that it will cost between $150 million and $200 million to construct and operate for an indefinite period an interim groundwater remediation system for the portion of the Superfund Site where the leased properties are located. The actual cost of this remediation could vary substantially from this estimate and additional costs associated with the Superfund Site are likely to be assessed. RPM moved all manufacturing operations out of the Superfund Site area in 1995. Since June 1995, RPM's only real property interest in this area has been the lease of a 6000 square foot warehouse. The company that sold us RPM and that company's shareholders indemnified us from liabilities for conditions in existence on or before our acquisition of RPM. There can be no assurance, however, that we would be able to obtain any recovery under this indemnity. Since our acquisition of RPM, we have engaged in negotiations with EPA to settle any liability that RPM may have for the Superfund Site. Although there can be no assurance, we believe that we will not incur any material liability as a result of RPM's lease of properties within the Superfund Site.

        In connection with the October 2000 sale of our Distribution Group, we have agreed to indemnify the buyer against environmental liability at former Distribution Group facilities that had been closed prior to the Distribution Group sale, including the former facilities in Azusa, California within the Superfund site mentioned above and former manufacturing facilities in Mexicali, Mexico and Dayton, Ohio. We also agreed to indemnify the buyer against any other environmental liability of the Distribution Group relating to periods prior to the closing of the Distribution Group sale. Our indemnification obligations to the buyer are, in most cases, subject to a $750,000 deductible and a $12.0 million cap except with respect to closed facilities.

Properties

        We conduct our business from the following facilities:

Location	Approximate Sq. Feet	Lease Expiration Date	Products Produced/ Services Provided
Joplin, MO	264,000	2008	transmissions and transfer cases(1)
Springfield, MO	280,800	2004	transmissions(1)
Springfield, MO	200,000	2006	engines
Gastonia, NC	130,000	2002	transmissions and valve bodies(1)
Mahwah, NJ	160,000	2003	transmissions, transfer cases and assorted components(1)
Oklahoma City, OK	98,000	owned	returned material reclamation and disposition(2)
Oklahoma City, OK	207,000	owned	transmissions(1)
Carrollton (Dallas), TX	39,000	2006	radios and instrument and display clusters(2)
Ft. Worth, TX	220,000	2008	cellular phone and accessory distribution(2)
Ft. Worth, TX	108,000	2005	cellular phone accessory packaging and returns processing(2)
Houston, TX	50,000	2002	radios(2)
Grantham, England	120,000	owned	engines and related components(1)

(1)
This facility is used by the Drivetrain business.

(2)
This facility is used by the Logistics business.

        We also lease assorted warehouses and space for our corporate offices and computer services centers. We believe that our current facilities are adequate for the current level of our activities. In the event we were to require additional facilities, we believe that we could procure acceptable facilities.

Legal Proceedings

        From time to time, we have been, and currently are, involved in various legal proceedings. Management believes that all of our litigation is routine in nature and incidental to the conduct of our business, and that none of our litigation, if determined to be adverse to us, would have a material adverse effect, individually or in the aggregate, on us.

MANAGEMENT

Directors and Executive Officers

        The following lists our directors and executive officers and their respective ages and positions as of December 1, 2001:

Name	Age	Positions
Michael T. DuBose	48	Chairman of the Board, President and Chief Executive Officer
Barry C. Kohn	46	Vice President and Chief Financial Officer
Lawrence W. Baker	59	Vice President, Automotive Sales and Marketing
John J. Machota	49	Vice President, Human Resources
Mary T. Ryan	48	Vice President, Communications and Investor Relations
Joseph Salamunovich	42	Vice President, General Counsel and Secretary
Paul J. Komaromy	51	President, Aaron's and CRS
Matt J. Pieper	42	President, ATC Logistics
Robert Anderson	81	Director
Richard R. Crowell	46	Director
Dale F. Frey	69	Director
Mark C. Hardy	38	Director
Dr. Michael J. Hartnett	56	Director
Gerald L. Parsky	59	Director
Richard K. Roeder	53	Director
J. Richard Stonesifer	65	Director

        Michael T. DuBose joined us as Chairman of the Board, President and Chief Executive Officer in 1998. Prior to that he served as a consultant to Aurora Capital Group from 1997. From 1995 to 1997, Mr. DuBose was Chairman and Chief Executive Officer of Grimes Aerospace Company, an international engineering, manufacturing and distribution company. From 1993 to 1995, he served as Senior Vice President of SAI Corporation's computer equipment manufacturing and systems sector. Prior to that, Mr. DuBose held various positions at General Instrument and General Electric Company. Mr. DuBose holds an M.S. in Management from the Stanford University Graduate School of Business.

        Barry C. Kohn joined us as Vice President and Chief Financial Officer in January 1999. During 1998 he served as a self-employed financial consultant. From 1995 to 1997, Mr. Kohn was Senior Vice President and Chief Financial Officer of Grimes Aerospace Company. Between 1987 and 1995, he held increasingly senior positions at Grimes including Treasurer, Controller and Manager of Business Planning. Mr. Kohn holds a Masters of Accounting from The Ohio State University and is a Certified Public Accountant (inactive).

        Lawrence W. Baker joined us as Vice President, Automotive Sales & Marketing in January 2001. Prior to that, Mr. Baker was employed for 35 years with DaimlerChrysler, most recently serving as Vice President of the Mopar Parts division from 1999 to 2000, as General Manager of Mopar from 1994 to 1999, as General Manager of the Jeep/Eagle division from 1990 to 1994 and as General Manager of the Dodge Car & Truck division from 1989 to 1990. Mr. Baker holds a B.S. in Marketing from The Ohio State University.

        John J. Machota joined us as Vice President, Human Resources in 1997. From 1996 to 1997, he was a self-employed human resources consultant. From 1995 to 1996, Mr. Machota was Vice President, Compensation for Waste Management, Inc. and from 1993 to 1995, served as Waste Management's Vice President, Human Resource Services. From 1986 to 1993, Mr. Machota was Vice President, Human Resources for a

subsidiary of Waste Management and prior to that held various other positions in the human resources area. Mr. Machota holds an M.S. in Industrial Relations from Loyola University.

        Mary T. Ryan joined us as Vice President, Communications and Investor Relations in April 1999. From 1996 to 1998, Ms. Ryan served as Vice President, Corporate Affairs for American Disposal Services, Inc. From 1995 to 1996, she was a self-employed public relations consultant. Prior to that, Ms. Ryan was employed for more than ten years with Waste Management, Inc. Ms. Ryan holds an M.B.A. from DePaul University.

        Joseph Salamunovich joined us as Vice President, General Counsel and Secretary in 1997. From 1995 to 1997, Mr. Salamunovich was a partner in the law firm of Gibson, Dunn & Crutcher LLP, where he specialized in corporate and securities law matters. Mr. Salamunovich holds a J.D. from Loyola Law School.

        Paul J. Komaromy joined us in February 2000 as President of our Aaron's Automotive Products, Inc. subsidiary. He has also served as President of our Component Remanufacturing Specialists, Inc. subsidiary since January 2001. From 1997 to 1999, Mr. Komaromy was Vice President and General Manager of the Engine Systems and Accessories division of AlliedSignal, Inc. From 1987 to 1997, Mr. Komaromy was employed with Grimes Aerospace, serving as Senior Vice President and General Manager of the Vision Systems division from 1996 to 1997 and as Senior Vice President, Operations and Engineering from 1991 to 1995. From 1978 to 1987, Mr. Komaromy was employed with the Power Systems division of Cooper Industries. Mr. Komaromy holds an M.S. in Industrial Administration from the Carnegie-Mellon University Graduate School of Industrial Administration.

        Matthew J. Pieper joined us as General Manager of our Logistics Services business unit in October 1998 and served as Vice President of ATC Logistics from June 2000 until November 2000 when he became President of ATC Logistics. Prior to joining us, Mr. Pieper served as a Regional Distribution Manager for the Perrier division of Nestlé Foods from 1996 to 1998. Before that, he served in various logistics and manufacturing positions for the Pepsi-Cola Company from 1989 to 1996. Mr. Pieper holds a B.B.A. in Transportation/Logistics from Iowa State University and an M.B.A. from Baylor University.

        Robert Anderson became a director in 1997. Mr. Anderson has been associated with Rockwell International Corporation since 1968, where he has been Chairman Emeritus since 1990 and served previously as Chairman of the Executive Committee from 1988 to 1990 and as Chairman of the Board and Chief Executive Officer from 1979 to 1988.

        Richard R. Crowell became a director in 1994. Mr. Crowell is President and a founding partner of Aurora Capital Group and has been with Aurora Capital Group since it was founded in 1991.

        Dale F. Frey became a director in 1997. Prior to his retirement in 1997, Mr. Frey was Chairman of the Board, President and Chief Executive Officer of General Electric Investment Corporation, a position he had held since 1984, and was a Vice President of General Electric Company since 1980. Mr. Frey is a director of Praxair, Inc., Roadway Express, Community Health Systems, Yankee Candle and McLeod USA.

        Mark C. Hardy became a director in 1994. Mr. Hardy is a Managing Director and partner of Aurora Capital Group. Prior to joining Aurora Capital Group in 1993, Mr. Hardy was an Associate and Consultant at Bain & Company, a consulting firm.

        Dr. Michael J. Hartnett became a director in 1994. Since 1992, Dr. Hartnett has been Chairman, President and Chief Executive Officer of Roller Bearing Company of America, Inc., a manufacturer of ball and roller bearings. Prior to joining Roller Bearing in 1990 as General Manager of its Industrial Tectonics subsidiary, Dr. Hartnett spent 18 years with The Torrington Company, a subsidiary of Ingersoll-Rand.

        Gerald L. Parsky became a director in 1997. Mr. Parsky is the Chairman and a founding partner of Aurora Capital Group. Prior to forming Aurora Capital Group in 1991, Mr. Parsky was a senior partner and a member of the Executive and Management Committees of the law firm of Gibson, Dunn & Crutcher LLP. Prior to that, he served as an official with the United States Treasury Department and the Federal Energy Office, and as Assistant Secretary of the Treasury for International Affairs.

        Richard K. Roeder became a director in 1994. Mr. Roeder is a founding partner and Managing Director of Aurora Capital Group. Prior to forming Aurora Capital Group in 1991, Mr. Roeder was a partner in the law firm of Paul, Hastings, Janofsky & Walker, where he served as Chairman of the firm's Corporate Law Department and a member of its National Management Committee.

        J. Richard Stonesifer became a director in 1997. Prior to his retirement in 1996, Mr. Stonesifer was employed with the General Electric Company for 37 years, serving most recently as President and Chief Executive Officer of GE Appliances, and was an executive officer and Senior Vice President of the General Electric Company, from January 1992 until his retirement. Mr. Stonesifer is a director of Polaris Industries, Inc.

Board of Directors

        Our Board of Directors is currently composed of nine members. Our directors serve until the annual meeting following their election and until their successors have been duly elected and qualified.

CERTAIN TRANSACTIONS

        We believe the transactions described below were beneficial to us and were entered into on terms at least as favorable to us as we could have obtained from unaffiliated third parties in arms-length negotiations.

Relationship with Aurora Capital Group

        We were formed in 1994 at the direction of Aurora Capital Group as a vehicle to acquire and consolidate companies in the fragmented drivetrain remanufacturing industry. Aurora Capital Group is controlled by three of our directors, Messrs. Crowell, Parsky and Roeder.

        We pay to Aurora Management Partners, which is a part of Aurora Capital Group, a base annual management fee of $550,000 for advisory and consulting services pursuant to a written management services agreement. Aurora Management Partners is also entitled to reimbursements from us for all of its reasonable out-of-pocket costs and expenses incurred in connection with the performance of its obligations under the management services agreement. The base annual management fee is subject to increase, at the discretion of the disinterested members of our board of directors, by up to an aggregate of $250,000 in the event that we consummate one or more significant corporate transactions. The base annual management fee has not been increased as a result of any of our acquisitions. The base annual management fee is also subject to increase for specified cost of living increases. The base annual management fee was most recently increased in January 1999 from $540,000. If our EBITDA in any year exceeds management's budgeted EBITDA by 15.0% or more for that year, Aurora Management Partners is entitled to receive an additional management fee equal to one half of its base annual management fee for that year. Because our EBITDA did not exceed management's budgeted EBITDA by 15.0% in 2000, Aurora Management Partners did not receive this additional management fee in 2000. The base annual management fee payable to Aurora Management Partners will be reduced as the collective beneficial ownership of our common stock by the Aurora partnerships declines below 50% as follows: for any period during which the collective beneficial ownership of the Aurora partnerships is less than 50% but at least 40%, the base annual management fee payable for the period will be 80% of the original base annual management fee (as such original base annual management fee may previously have been adjusted due to discretionary increases by the Board of Directors or cost of living increases as described above); for any period during which the Aurora partnerships' collective beneficial ownership is less than 40% but at least 30%, the base annual management fee payable for the period will be 60% of such original fee; and for any period during which the collective beneficial ownership of the Aurora partnerships is less than 30% but at least 20%, the base annual management fee payable for the period will be 40% of such original fee. If the Aurora partnerships' collective beneficial ownership declines below 20%, the management services agreement will terminate.

        If we consummate any significant acquisitions, Aurora Management Partners will be entitled to receive a fee from us for investment banking services in connection with the acquisition. The fee is equal to 2.0% of the first $75.0 million of the acquisition consideration (including debt assumed and current assets retained) and 1.0% of acquisition consideration (including debt assumed and current assets retained) in excess of $75.0 million. Since our formation, we have paid approximately $5.2 million of fees to Aurora Management Partners for investment banking services in connection with our acquisitions. In January 2001, we paid Aurora Management Partners a $750,000 fee for services in connection with the October 2000 sale of the Distribution Group. We are not obligated to make any payment to Aurora Management Partners at any time that we are in default under our senior subordinated notes or credit facility.

        In October 1996, we granted options to purchase an aggregate of 48,000 shares of common stock to Mr. Hardy (a director), Kurt Larsen (a former director) and two of our consultants, all four of whom were then employees of Aurora Capital Group. These options, which have an exercise price of $4.67 per share, become exercisable in one-third increments on each of the first three anniversaries of the date of grant and expire in 2006. In 1997, 12,000 of these options terminated when Mr. Larsen resigned from Aurora Capital Group and, in 2000, one of the consultants exercised 12,000 options.

Indemnification Agreements

        We have entered into separate but identical indemnification agreements with each of our directors and executive officers. These agreements provide for, among other things, indemnification to the fullest extent permitted by law and advancement of expenses.

Registration Rights

        The holders of common stock outstanding before our initial public offering in December 1996 have "demand" and "piggyback" registration rights pursuant to a stockholders agreement. In addition, General Electric Pension Trust has "demand" and "piggyback" registration rights with respect to a portion of the shares of common stock it owns.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws is intended as a summary only and is qualified in its entirety by reference to the provisions of our certificate of incorporation and bylaws, which are incorporated herein by reference, and to Delaware law.

General

        Our authorized capital stock consists of 30,000,000 shares of common stock, of which 20,736,559 shares were issued and outstanding as of December 1, 2001, and 2,000,000 shares of preferred stock, none of which are issued and outstanding.

Common Stock

        Each holder of common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of common stock do not have the right to cumulate their votes in the election of directors. Subject to preferences that may be granted to the holders of preferred stock, each holder of common stock is entitled to share ratably in distributions to stockholders and to receive ratably dividends that are declared by the board of directors out of legally available funds. In the event of our liquidation or dissolution, each holder of common stock is entitled to share ratably in all of our assets remaining after payment of liabilities. Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption rights or sinking fund provisions with respect to our common stock. Our outstanding common stock is validly issued, fully paid and non-assessable. We may issue additional shares of common stock from time to time.

Preferred Stock

        Our board of directors, without further action by the holders of common stock, may issue shares of preferred stock and may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and the designation of and number of shares constituting any wholly unissued series of preferred stock.

Warrants

        There are currently outstanding warrants to purchase 70,176 shares of our common stock. These warrants are held by Dr. Michael Hartnett, one of our directors, and are exercisable at any time until December 2004 at a price of $1.67 per share.

Anti-Takeover Statute

        Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the transaction, the interested stockholder owned at least 85% of the outstanding voting stock when it became an interested stockholder or the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, specified asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

Limitation of Liability and Indemnification of Directors and Officers

        Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any breach of their duty of loyalty to the company or its stockholders, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or any transaction from which the director derived an improper personal benefit.

        Our bylaws provide that we will pay all costs and expenses (including legal expenses) incurred by and indemnify from any monetary liability our present and former officers and directors, unless a determination is made that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, or, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. There is no action or proceeding pending or, to our knowledge, threatened which may result in a claim for indemnification by any of our directors or officers.

        We believe that the provisions of our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as officers and directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer.

UNDERWRITERS

        Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and First Union Securities, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	1,392,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	720,000
First Union Securities, Inc.	216,000
Gabelli & Company, Inc.	36,000
Scotia Capital (USA) Inc.	36,000

Total	2,400,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to various dealers at a price that represents a concession not in excess of $.5899 a share under the public offering price. No underwriter will allow, and no dealer will reallow, a concession to other underwriters or to dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 360,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to the public would be $45,540,000, the total underwriters' discounts and commissions would be $2,504,700 and the total proceeds to us would be $43,035,300.

        We, our directors, executive officers and a number of our other stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, each of us will not, directly or indirectly:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The foregoing restrictions do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares or certain other shares acquired in open market transactions prior to that time.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        From time to time, some of the underwriters have provided, and may continue to provide, investment and commercial banking services to us, including participation in the existing or new credit facilities, and we and our affiliates have paid fees to some of the underwriters in the past.

        An affiliate of First Union Securities, Inc. is a lender under our existing senior credit facility and, as such, will receive proceeds from this offering. Accordingly, this offering is being conducted in compliance with the provisions of Rule 2710(c)(8) of the National Association of Securities Dealers.

        First Union Securities, Inc. is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus.

        We and the underwriters have each agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by Sidley Austin Brown & Wood, Chicago, Illinois.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, as set forth in their reports, which are included in this prospectus and incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2000. Our financial statements and schedule are included in and/or incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public from the SEC's web site at http://www.sec.gov. You may read and copy this information at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference room. You may also inspect our SEC reports and other information at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any information that we file later with the SEC will automatically update and supercede this information. The documents we incorporate by reference are:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2000;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  •
  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

  •
  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001;

  •
  our Current Report on Form 8-K filed on January 10, 2001;

  •
  our Current Report on Form 8-K filed on March 1, 2001;

  •
  Our Current Report on Form 8-K filed on December 21, 2001;

  •
  Our Current Report on Form 8-K filed on January 14, 2002;

  •
  Our Current Report on Form 8-K filed on February 12, 2002; and

  •
  the description of our common stock contained in our Form 8-A, filed with the SEC under Section 12(g) of the Securities Exchange Act of 1934, as updated in any amendment or report filed for such purpose.

        All documents that we file with the SEC, under the terms of Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of any offering of common stock offered by this prospectus shall be deemed to be incorporated by reference in, and to be part of, this prospectus from the date such documents are filed with the SEC.

        Any statements contained in this prospectus or in a document incorporated by reference is modified or superceded for purposes of this prospectus to the extent that a statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

        You may request, and we will provide, a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Aftermarket Technology Corp.
One Oak Hill Center, Suite 400
Westmont, Illinois 60559
Attn: Investor Relations
(630) 455-6000

AFTERMARKET TECHNOLOGY CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 1999, 2000 and September 30, 2001 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 1998, 1999, 2000 and for the nine months ended September 30, 2000 and 2001 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1998, 1999, 2000 and for the nine months ended September 30, 2001 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999, 2000 and for the nine months ended September 30, 2000 and 2001 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

         To the Stockholders and Board of Directors
Aftermarket Technology Corp.

        We have audited the accompanying consolidated balance sheets of Aftermarket Technology Corp. and subsidiaries (the Company) as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aftermarket Technology Corp. and subsidiaries at December 31, 1999 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                      ERNST & YOUNG LLP

Chicago, Illinois
February 22, 2001

AFTERMARKET TECHNOLOGY CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
			September 30, 2001
	1999	2000
			(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$8,469	$2,035	$405
Accounts receivable, net	51,243	61,576	71,627
Inventories	51,798	55,479	69,028
Prepaid and other assets	3,345	5,331	3,667
Refundable income taxes	—	2,730	—
Deferred income taxes	14,036	31,904	31,461
Assets of discontinued operations held for sale, net	72,194	—	—

Total current assets	201,085	159,055	176,188
Property, plant and equipment, net	47,897	46,276	51,744
Debt issuance costs, net	5,268	4,175	3,285
Cost in excess of net assets acquired, net	195,817	174,833	171,067
Deferred income taxes	—	12,852	3,660
Other assets	180	10,308	10,569
Assets of discontinued operations held for sale, net	127,535	—	—

Total assets	$577,782	$407,499	$416,513

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$37,416	$54,215	$43,778
Accrued expenses	33,699	34,011	35,976
Income taxes payable	2,685	—	786
Bank line of credit	543	—	—
Credit facility	21,760	14,700	14,700
Capital lease obligation	—	—	1,112
Amounts due to sellers of acquired companies	2,384	2,672	2,747
Deferred compensation	660	—	—
Liabilities of discontinued operations	—	8,125	2,056

Total current liabilities	99,147	113,723	101,155
12% Series B and D Senior Subordinated Notes	111,214	111,033	110,897
Amount drawn on credit facility, less current portion	164,799	92,000	96,575
Amounts due to sellers of acquired companies, less current portion	7,759	6,931	6,819
Deferred compensation, less current portion	2,944	3,125	3,300
Capital lease obligation, less current portion	255	175	825
Other long-term liabilities	452	273	868
Deferred income taxes	15,068	—	—
Stockholders' Equity:
Preferred stock, $.01 par value; shares authorized—2,000,000; none issued	—	—	—
Common stock, $.01 par value; shares authorized — 30,000,000; Issued—20,612,764, 20,923,510 and 21,132,800 (including shares held in treasury)	206	209	211
Additional paid-in capital	135,894	136,882	137,086
Accumulated (deficit) earnings	42,483	(54,400)	(35,912)
Accumulated other comprehensive loss	(445)	(458)	(974)
Common stock held in treasury, at cost (172,000, 172,000 and 611,337 shares)	(1,994)	(1,994)	(4,337)

Total stockholders' equity	176,144	80,239	96,074

Total liabilities and stockholders' equity	$577,782	$407,499	$416,513

See accompanying notes.

AFTERMARKET TECHNOLOGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(Unaudited)
Net sales	$300,723	$365,563	$372,493	$274,002	$291,869
Cost of sales	219,539	246,224	248,438	182,415	192,278
Special charges	1,347	2,965	9,134	9,134	162

Gross profit	79,837	116,374	114,921	82,453	99,429
Selling, general and administrative expense	47,496	56,736	57,331	41,643	44,149
Amortization of intangible assets	5,038	5,527	5,255	3,999	3,767
Special charges	5,327	4,345	23,450	23,450	3,526

Income from operations	21,976	49,766	28,885	13,361	47,987
Interest income	—	—	234	—	1,117
Other income (expense), net	(376)	312	(60)	(20)	33
Interest expense	21,541	23,563	24,770	18,424	17,213

Income (loss) from continuing operations, before income taxes	59	26,515	4,289	(5,083)	31,924
Income tax expense (benefit)	974	9,739	1,883	(1,938)	12,291

Income (loss) from continuing operations	(915)	16,776	2,406	(3,145)	19,633
Loss from discontinued operations, net of income taxes	(6,200)	(9,969)	(99,289)	(100,696)	(1,145)

Income (loss) before extraordinary items	(7,115)	6,807	(96,883)	(103,841)	18,488
Extraordinary items, net of income taxes	(703)	—	—	—	—

Net income (loss)	$(7,818)	$6,807	$(96,883)	$(103,841)	$18,488

Per common share—basic:
Income (loss) from continuing operations	$(0.05)	$0.82	$0.12	$(0.15)	$0.96
Loss from discontinued operations	(0.31)	(0.49)	(4.81)	(4.88)	(0.06)
Extraordinary items	(0.03)	—	—	—	—

Net income (loss)	$(0.39)	$0.33	$(4.69)	$(5.03)	$0.90

Per common share—diluted:
Income (loss) from continuing operations	$(0.05)	$0.79	$0.11	$(0.15)	$0.94
Loss from discontinued operations	(0.31)	(0.47)	(4.69)	(4.88)	(0.06)
Extraordinary items	(0.03)	—	—	—	—

Net income (loss)	$(0.39)	$0.32	$(4.58)	$(5.03)	$0.88

See accompanying notes.

AFTERMARKET TECHNOLOGY CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated (Deficit) Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 1998	$—	$195	$131,604	$43,494	$136	$—	$175,429
Issuance of 834,494 shares of common stock from exercise of stock options	—	9	3,500	—	—	—	3,509
Purchase of 172,000 shares of common stock for treasury	—	—	—	—	—	(1,994)	(1,994)
Net loss	—	—	—	(7,818)	—	—	(7,818)
Translation adjustment	—	—	—	—	(1,115)	—	(1,115)

Comprehensive loss							(8,933)

Balance at December 31, 1998	—	204	135,104	35,676	(979)	(1,994)	168,011
Issuance of 200,996 shares of common from exercise of stock options	—	2	790	—	—	—	792
Net income	—	—	—	6,807	—	—	6,807
Translation adjustment	—	—	—	—	534	—	534

Comprehensive income							7,341

Balance at December 31, 1999	—	206	135,894	42,483	(445)	(1,994)	176,144
Issuance of 196,528 shares of common stock from exercise of stock options	—	2	989	—	—	—	991
Issuance of 114,218 shares of common stock from exercise of stock warrants	—	1	(1)	—	—	—	—
Net loss	—	—	—	(96,883)	—	—	(96,883)
Translation adjustment	—	—	—	—	(13)	—	(13)

Comprehensive loss							(96,896)

Balance at December 31, 2000	—	209	136,882	(54,400)	(458)	(1,994)	80,239
Issuance of 27,369 shares of common stock from exercise of stock options	—	—	206	—	—	—	206
Issuance of 181,921 shares of common stock from exercise of stock warrants	—	2	(2)	—	—	—	—
Purchase of 439,337 shares of common stock for treasury	—	—	—	—	—	(2,343)	(2,343)
Net income	—	—	—	18,488	—	—	18,488
Derivative financial instruments	—	—	—	—	(448)	—	(448)
Translation adjustment	—	—	—	—	(68)	—	(68)

Comprehensive income							17,972

Balance at September 30, 2001(1)	$—	$211	$137,086	$(35,912)	$(974)	$(4,337)	$96,074

(1)
All information for the nine months ended September 30, 2001 is unaudited.

See accompanying notes.

AFTERMARKET TECHNOLOGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(unaudited)
Operating Activities:
Net income (loss)	$(7,818)	$6,807	$(96,883)	$(103,841)	$18,488
Net loss from discontinued operations	6,200	9,969	99,289	100,696	1,145
Extraordinary items	703	—	—	—	—

Income (loss) from continuing operations	(915)	16,776	2,406	(3,145)	19,633
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities — continuing operations:
Asset impairment loss	—	—	27,626	27,626	—
Depreciation and amortization	10,935	13,300	12,991	9,802	10,487
Amortization of debt issuance costs	766	978	1,238	916	984
Provision for losses on accounts receivable	559	206	348	326	98
Loss on sale of equipment	101	19	144	46	18
Deferred income taxes	(1,314)	(2,577)	13,386	1,259	9,639
Changes in operating assets and liabilities, net of businesses acquired or discontinued/sold:
Accounts receivable	2,867	4,661	(11,848)	(8,490)	(10,220)
Inventories	(408)	(162)	(7,950)	(1,936)	(13,104)
Prepaid and other assets	1,680	11,529	(4,563)	(1,367)	4,432
Accounts payable and accrued expenses	13,056	9,677	9,715	(2,345)	(8,822)

Net cash provided by operating activities—continuing operations	27,327	54,407	43,493	22,692	13,145
Net cash provided by (used in) operating activities—discontinued operations	49	(24,313)	(13,667)	(8,637)	(2,417)
Investing Activities:
Purchases of property, plant and equipment	(10,764)	(10,072)	(11,682)	(8,305)	(10,183)
Acquisition of company, net of cash received	(114,761)	—	—	—	—
Proceeds from sale of businesses	—	3,808	60,079	—	(3,675)
Proceeds from sale of equipment	722	164	103	121	30

Net cash provided by (used in) investing activities—continuing operations	(124,803)	(6,100)	48,500	(8,184)	(13,828)
Net cash used in investing activities—discontinued operations	(13,416)	(54,031)	(2,700)	(1,580)	—
Financing Activities:
Borrowings (payments) on credit facility, net	127,250	48,209	(79,859)	(8,520)	4,575
Borrowings (payments) on bank line of credit, net	(2,261)	(1,541)	(543)	752	—
Payment of debt issuance costs	(2,425)	(1,274)	(144)	(144)	(95)
Payments on capital lease obligation	—	(27)	(65)	(52)	(452)
Redemption of senior subordinated notes	(10,000)	—	—	—	—
Proceeds from exercise of stock options	1,394	625	434	378	178
Purchase of common stock for treasury	(1,994)	—	—	—	(2,343)
Payments on amounts due to sellers of acquired companies	(650)	(8,098)	(1,173)	(1,173)	(486)
Payments of deferred compensation related to acquired company	—	—	(700)	—	—

Net cash provided by (used in) financing activities	111,314	37,894	(82,050)	(8,759)	1,377
Effect of exchange rate changes on cash and cash equivalents	31	32	(10)	6	93

Increase (decrease) in cash and cash equivalents	502	7,889	(6,434)	(4,462)	(1,630)
Cash and cash equivalents at beginning of year	78	580	8,469	8,469	2,035

Cash and cash equivalents at end of year	$580	$8,469	$2,035	$4,007	$405

Cash paid (refunded) during the year for:
Interest	$21,335	$25,166	$29,203	$26,184	$18,657
Income taxes, net	4,420	(6,426)	3,856	3,685	(1,964)
Supplemental disclosures of non-cash activity:
Debt issued for capital lease obligation	—	230	—	—	2,186
Sale of business—note and preferred stock received	—	—	10,294	—	—

See accompanying notes.

AFTERMARKET TECHNOLOGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

(Information at September 30, 2001 and for the nine months ended
September 30, 2000 and 2001 is unaudited)

Note 1.    The Company

        The Company has two reportable segments in continuing operations: the Drivetrain Remanufacturing segment and the Logistics segment. The Drivetrain Remanufacturing segment consists of five operating units that primarily sell remanufactured transmissions directly to DaimlerChrysler, Ford, General Motors and several foreign Original Equipment Manufacturers ("OEMs"), primarily for use as replacement parts by their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. In addition, the Drivetrain Remanufacturing segment sells select remanufactured and newly assembled engines to certain European OEMs, including Ford's and General Motors's European operations and Jaguar. The Company's Logistics segment is comprised of three operating units: (i) a provider of value-added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless Services; (ii) a provider of returned material reclamation and disposition services and core management services primarily to Ford and to a lesser extent, General Motors; and (iii) an automotive electronic components remanufacturing and distribution business, primarily for Delphi and Visteon. The Company's Engines business unit, which is not a reportable segment and shown as "Other", remanufactures and distributes domestic and foreign engines from four regional distribution centers primarily to independent aftermarket customers. Established in 1994, the Company maintains manufacturing facilities and logistics operations in the United States and a manufacturing facility in the United Kingdom.

        As discussed more thoroughly in Note 3, the Company sold the ATC Distribution Group, Inc. (the "Distribution Group"), a distributor of remanufactured transmissions and related drivetrain components to independent aftermarket customers, on October 27, 2000. The Distribution Group is presented as discontinued operations in the accompanying financial statements.

Note 2.    Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Interim Financial Information

        The financial information at September 30, 2001 and for the nine months ended September 30, 2000 and 2001 is unaudited but includes all adjustments that the Company considers necessary for a fair presentation of its financial position at such date and the operating results and cash flows for these periods. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire period.

Use of Estimates

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of new and used transmission parts, cores and finished goods. Consideration is given to deterioration, obsolescence and other factors in evaluating the estimated market value of inventory based upon management's judgment and available information.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of the assets for financial reporting purposes, as follows: five to twelve years for machinery and equipment, three to six years for autos and trucks, three to ten years for furniture and fixtures and up to 40 years for buildings and leasehold improvements. Depreciation and amortization expense was $5,897, $7,850 and $7,737 for the years ended December 31, 1998, 1999 and 2000, respectively, and $5,745 and $6,721 for the nine months ended September 30, 2000 and 2001, respectively.

Internal Use Computer Software

        The Company accounts for these costs in accordance with the provisions of Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Accordingly, the Company expenses costs incurred in the preliminary stage and, thereafter, capitalizes costs incurred in developing or obtaining internal use software and Web site development. Such capitalized costs are included in property, plant and equipment and are amortized over a period of not more than five years.

Foreign Currency Translation

        The functional currency for the Company's foreign operations is the applicable local currency. Accordingly, all balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date, and income statement amounts have been translated using the average exchange rates for the year. The translation adjustments resulting from the changes in exchange rates have been reported separately as a component of stockholders' equity. The effects of transaction gains and losses were not material for the periods presented.

Debt Issuance Costs

        Debt issuance costs incurred in connection with the sale of the Senior Notes (see Note 10) and the Credit Facility (see Note 9) are being amortized over the life of the debt using a method which approximates the interest method. Debt issuance costs are reflected net of accumulated amortization of $3,370, $4,608 and $5,593 at December 31, 1999, 2000 and September 30, 2001, respectively.

Cost in Excess of Net Assets Acquired

        The excess of cost over the fair market value of the net assets of businesses acquired (goodwill) is amortized on a straight-line basis over 40 years. Cost in excess of net assets acquired is reflected net of accumulated amortization of $17,858, $22,999 and $26,765 at December 31, 1999, 2000 and September 30, 2001, respectively.

Other Assets—Long Term

        As part of the proceeds from the sale of the Distribution Group (see Note 3), the Company received from the Buyer (i) Series B preferred stock valued by the Company at $1,929 (stated value of $8,650 net of a valuation allowance of $6,721) and (ii) an 18% senior subordinated promissory note dated October 27, 2000 ("18% Buyer Note") with a principal amount of $10,050 and a discounted value of $8,365. The 18% Buyer Note, which matures on October 28, 2005, bears interest at (i) 15% per annum compounded semi-annually due and payable in arrears semi-annually on April 27 and October 27 of each year or until the principal amount is paid in full and (ii) 3% per annum compounded semi-annually due and payable in full at the earlier of the maturity date or date until the principal amount is paid in full. During the year ended December 31, 2000 and the nine months ended September 30, 2001, $228 and $1,100, respectively, of interest income, classified as interest income on the accompanying statements of operations, was recorded on the 18% Buyer Note. No income has been recorded for the Series B preferred stock. Both of these financial instruments are classified as a part of other assets in the accompanying balance sheet.

Impairment of Long-Lived and Intangible Assets

        Long-lived assets and identifiable intangibles (including related cost in excess of net assets acquired) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds its fair value.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of accounts receivable from its customers including DaimlerChrysler, Ford, General Motors and AT&T Wireless Services, which are located throughout the United States and, to a lesser extent, the United Kingdom. The credit risk associated with the Company's accounts receivable is mitigated by its credit evaluation process, although collateral is not required. The Company grants credit to certain customers who meet pre-established credit requirements.

        Accounts receivable is reflected net of an allowance for doubtful accounts of $867, $1,624 and $1,308 at December 31, 1999, 2000 and September 30, 2001, respectively.

Revenue Recognition

        Revenues are recognized at the time of shipment to the customer or as services are performed.

Warranty Cost Recognition

        The Company accrues for estimated warranty costs as sales are made.

Stock-Based Compensation

        The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the stock options granted to employees and directors. Accordingly, employee and director compensation expense is recognized only for those options whose price is less than fair market value at the measurement date. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation.

New Accounting Standards

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets.

        SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

        SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121. The Company is required to adopt SFAS No. 142 effective January 1, 2002.

        The Company is currently evaluating its intangible assets in relation to the provisions of SFAS No. 142 to determine the impact, if any, the adoption of SFAS No. 142 will have on its results of operations or financial position.

Reclassifications

        Certain prior-year amounts have been reclassified to conform to the 2001 presentation.

Note 3:    Discontinued Independent Aftermarket Segment

        On August 3, 2000, the Company adopted a plan to discontinue the Independent Aftermarket segments of its business, which contained (i) the Distribution Group, a distributor of remanufactured transmissions and related drivetrain components to independent aftermarket customers, and (ii) the Company's domestic remanufactured engines business ("Engines") which remanufactured and distributed engines primarily through a branch distribution network to independent aftermarket customers. In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company had aggregated the Distribution Group and Engines segments. Because the measurement date for discontinuance of the Independent Aftermarket segments (the "Measurement Date") occurred prior to issuance of the Company's June 30, 2000 interim financial statements, the discontinued operations presentation was first shown on those second quarter and year-to-date condensed interim financial statements. At the Measurement Date, the Company planned to sell the Distribution Group by December 31, 2000 and planned to restructure Engines, return it to profitability and position it for sale by June 30, 2001.

Sale of the Distribution Group

        On October 27, 2000, the Company consummated the sale of all the outstanding capital stock of the Distribution Group to ATCDG Acquisition Corp., Inc. ("Buyer"), an indirect wholly owned subsidiary of Aceomatic-Recon Holdings Corporation, which is an affiliate of The Riverside Company. The purchase price for the stock of the Distribution Group was comprised of $60,079 in cash (as calculated on October 27, 2000), Series B preferred stock of Buyer valued by the Company at $1,929 (stated value of $8,650 net of a valuation allowance of $6,721) and an 18% senior subordinated promissory note of Buyer with a principal amount of $10,050 and a discounted value of $8,365. The cash purchase price was subject to an increase or decrease if it was determined that the Distribution Group's net working capital as of the closing date was above or below a specified target amount. On June 29, 2001, Buyer and the Company agreed upon the Distribution Group's actual net working capital as of the closing date. As a result, the purchase price for the sale of the Distribution Group was reduced by $3,675.

Discontinued Operations Subsequently Retained

        The Company's restructuring of Engines, which (i) eliminated its 21 branch distribution network and replaced it with a business model that sells and distributes remanufactured engines directly to independent aftermarket customers on an overnight delivery basis from four regional distribution centers, (ii) applied lean manufacturing techniques to improve productivity and reduce manufacturing cost and (iii) significantly improved product quality to reduce product warranty cost, was successful in returning this business to profitability. However, efforts to identify an interested buyer placing sufficient value on this business were unsuccessful. Consequently, on June 25, 2001, the Company elected to retain Engines.

        As a result of this decision and in accordance with Emerging Issues Task Force ("EITF") No. 90-16, Accounting for Discontinued Operations Subsequently Retained, the Company has reclassified the results of operations for Engines from discontinued operations to continuing operations for all periods presented.

        At December 31, 2000 and June 30, 2001, the date the Company reported the re-continuance of Engines, the net assets of Engines were as follows:

	December 31, 2000	June 30, 2001
Accounts receivable, net	$2,952	$3,650
Inventories	11,966	10,723
Other current assets	355	313
Property, plant and equipment, net	2,206	1,981
Other long-term assets	—	261
Accounts payable	(52)	(2,401)
Accrued expenses	(7,427)	(4,527)

	$10,000	$10,000

        For the years ended December 31, 1998, 1999 and 2000 and for the nine months ended September 30, 2000 and 2001, the operating results of Engines were as follows:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	1998	1999	2000	2000	2001
Net sales	$28,080	$37,539	$29,136	$23,257	$18,358
Cost of sales	24,430	30,007	25,499	19,750	14,408
Special charges	1,347	2,852	9,134	9,134	—

Gross profit (loss)	2,303	4,680	(5,497)	(5,627)	3,950
Selling, general and administrative expense	4,776	9,710	8,360	6,662	2,464
Amortization of intangible assets	466	462	230	230	—
Special charges	1,303	481	23,450	23,450	—

Income (loss) from operations	(4,242)	(5,973)	(37,537)	(35,969)	1,486
Other income (expense), net	—	(11)	1	2	11
Interest expense	672	789	870	651	438
Income tax expense (benefit)	(1,867)	(2,485)	(14,366)	(13,985)	407

Income (loss) from continuing operations	$(3,047)	$(4,288)	$(24,040)	$(22,633)	$652

        As of June 30, 2000, the Company reclassified $32,584 of expense related to Engines from loss on discontinued operations to special charges, including (i) $3,783 of product warranty costs for units remanufactured and sold prior to 2000, (ii) $1,175 of restructuring charges and (iii) a loss of $27,626 related to the impairment and write-down of certain assets to their estimated net realizable value which included the following components:

Impairment of cost in excess of net assets acquired	$15,614
Impairment of fixed assets	5,790
Write-down of inventory	5,351
Write-down of un-collectible accounts receivable balances	871

$27,626

Discontinued Operations

        On the Measurement Date, the Company estimated a pre-tax loss on disposal of the Independent Aftermarket segments of $174,013. As a result of the Company's decision to retain Engines, the Company reclassified the Engines operating loss of $32,584 from discontinued operations to continuing operations as of June 30, 2000. As adjusted for the Engines reclass of $32,584, the estimated pre-tax loss of $141,429 for disposal of discontinued operations included the following: (i) estimated loss on disposal of the Distribution Group business of $138,823, which included a provision for anticipated losses of $10,779 from the Measurement Date until disposal, the write-off of previously allocated goodwill, provisions for the valuation of certain assets, and anticipated costs of disposal including lease terminations, severance, retention and other employee benefits, professional fees and other costs directly associated with the discontinuance; and (ii) estimated provision for loss on disposal of Engines of $2,606.

        On June 30, 2001, based upon (i) the $3,675 net working capital adjustment to the purchase price, (ii) the actual operating results of the Distribution Group between the Measurement Date and disposal and (iii) the current estimate of the remaining obligations and other costs related to the sale of the Distribution Group, the Company increased the estimated pre-tax loss on disposal by $3,010. Additionally, on June 30, 2001, in accordance with EITF No. 90-16, the Company reversed into income $2,113, the remaining estimated accrued loss on disposal of Engines.

        The estimated loss on the sale of the Distribution Group and the actual losses from discontinued operations incurred since the Measurement Date were applied against the accrued loss established effective with the Measurement Date. The accrual balance as of September 30, 2001 of $2,056, classified as liabilities of discontinued operations, represents the current estimate of the remaining obligations and other costs related to the sale of the Distribution Group.

        The consolidated statements of operations have been reclassified to report the operating results of the Distribution Group business as discontinued operations and accordingly, their results have been excluded from continuing operations for all periods presented. Net sales from the Distribution Group business were $186,050, $199,402, $172,814 and $157,586 for the years ended December 31, 1998, 1999, 2000 and the nine months ended September 30, 2000, respectively. Interest expense for the years ended December 31, 1998 and 1999 of $2,132 and $3,332 has been allocated to the discontinued operations based on the actual consideration received from the sale of the Distribution Group, less the amount of debt attributable to the acquisition of All Trans (part of the Distribution Group) in the fourth quarter of 1999. Interest expense for the year ended December 31, 2000 of $5,188 has been allocated to the discontinued operations based on the actual consideration received from the sale of the Distribution Group. Interest expense for the nine months ended September 30, 2000 of $5,204 has been allocated to the discontinued operations based on the anticipated cash proceeds from the sale of the Distribution Group.

        Details of the loss recorded from discontinued operations, net of the reclassification of the Engines discontinued operations to continuing operations, are as follows:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	1998	1999	2000	2000	2001
Loss from operations	$10,350	$15,563	$9,429	$9,429	$—
Income tax benefit	(4,150)	(5,594)	(3,061)	(3,061)	—

Loss from operations, net of income taxes	6,200	9,969	6,368	6,368	—

Estimated loss from disposal	—	—	141,429	141,429	897
Reclassification of discontinued operations to continuing operations(1)	—	—	(2,403)	(615)	961
Income tax benefit	—	—	(46,105)	(46,486)	(713)

Loss from disposal (net), net of income taxes	—	—	92,921	94,328	1,145

Loss from discontinued operations (net), net of income taxes	$6,200	$9,969	$99,289	$100,696	$1,145

(1)
Represents the reclassification of the operating results for Engines from discontinued operations to continuing operations as required per EITF No. 90-16.

Note 4.    Acquisitions and Sale of Subsidiaries

        In July 1997, the Company acquired substantially all of the assets of ATS Remanufacturing ("ATS"), a remanufacturer of automatic transmissions and related components located in Gastonia, North Carolina. To complete this acquisition, the Company made cash payments totaling $12,854, including transaction fees and related expenses. In addition, the ATS acquisition requires subsequent payments due on each of the first eight anniversaries and the fifth through 14th anniversaries of the closing date to the seller and certain other key officers and employees of ATS, respectively. Through September 30, 2001, the Company had made aggregate payments of $4,410 related to the ATS acquisition. Substantially all of the remaining payments to be made in the future, which will aggregate to approximately $14,560 (present value $12,866 as of September 30, 2001), are contingent upon the attainment of certain sales levels by ATS, which the Company believes have a substantial likelihood of being attained. Goodwill recorded for ATS was $26,104. The operations of ATS were not material to the Company's consolidated operations.

        In March 1998, the Company acquired substantially all the assets of the OEM Division of Autocraft Industries, Inc. ("Autocraft"), which contained (i) a remanufacturer and distributor of remanufactured transmissions to Ford, (ii) a value added logistics business providing services to AT&T Wireless Services, (iii) a reverse logistics services business, (iv) a remanufacturer and distributor of electronic control modules, instrument display clusters and radios and (v) a manufacturer and distributor of select remanufactured and newly assembled engines to certain European OEMs, including Ford's and General Motors's European operations and Jaguar. The purchase price of $121,738, including transaction fees and related expenses, includes $5,664 paid during 1999 based on the performance of the OEM Division's European operations during 1998. Goodwill recorded for Autocraft was $73,401.

        These acquisitions have been accounted for under the purchase method of accounting. Accordingly, the allocation of the cost of the acquired assets and liabilities has been made on the basis of the estimated fair value. The consolidated financial statements include the operating results of each business from the date of acquisition.

        In December 1998, the Company agreed to sell the assets of its Canadian heavy-duty truck remanufacturing operation ("Mascot") for $3,808 in cash and the assumption of certain liabilities. As part of this transaction, the Company recorded a $1,182 loss in the fourth quarter of 1998. In February 1999, the Company collected the $3,808 of cash proceeds.

        The pro forma effects of the 1998 Autocraft acquisition and the sale of Mascot in 1999 were immaterial to the Company's results of operations for the years ended December 31, 1999 and 1998.

Note 5.    Related-Party Transactions

        During 1998 and 1999, the Company received fees totaling $1,062 and $1,229, respectively, from The Fred Jones Companies, Inc., the former owner of Autocraft, for computer systems support services provided by the Company. In addition, during 1998 and 1999, the Company sold $95 and $63, respectively, of products to certain automobile dealerships owned by a limited liability company in which The Fred Jones Companies has a significant equity interest. Fred Hall, a former director of the Company, is Chairman, President, Chief Executive Officer and a significant stockholder of The Fred Jones Companies. The Fred Jones Companies, Inc., is no longer considered a related party as Fred Hall left his position on the Board of Directors of the Company during 1999.

        The Company rents certain of its facilities from previous owners of acquired companies. Rent expense includes amounts paid to certain of these related parties of $1,033 and $318 for the years ended December 31, 1998 and 1999, respectively. No amounts were paid for related party rents for the year ended December 31, 2000 or the nine months ended September 30, 2001.

        The Company paid or owed at year end to Aurora Capital Partners ("ACP"), which controls the Company's largest stockholders, $1,875, $800 and $750 in fees for investment banking services provided in connection with companies acquired or divested in 1998, 1999 and 2000, respectively. No such fees for investment banking services were paid to ACP during the nine months ended September 30, 2001. The amounts paid to ACP in 1999 and 2000 were associated with the Distribution Group and are presented as discontinued operations in the accompanying financial statements. In addition, ACP was paid management fees of $541, $596, $549 and $412 during the years ended December 31, 1998, 1999, 2000 and the nine months ended September 30, 2001, respectively. The Company reimburses ACP for out-of-pocket expenses incurred in connection with providing management services. ACP is also entitled to various additional fees depending on the Company's profitability or certain significant corporate transactions. No such additional fees were paid in 1998, 1999, 2000 or the nine months ended September 30, 2001.

        As part of the stock purchase agreement between the Company and the Buyer of the Distribution Group, the Company received fees for information systems services provided to Buyer. The Company received $11 and $255 for such services during the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively. The information systems service agreement between the Company and the Buyer expired on March 31, 2001. In addition, pursuant to the 18% Buyer Note, interest of $1,508 was received by the Company during the nine months ended September 30, 2001.

Note 6.    Inventories

        Inventories of continuing operations consist of the following:

	December 31,
			September 30, 2001
	1999	2000
Raw materials, including core inventories	$37,115	$44,432	$51,153
Work-in-process	1,742	1,650	1,443
Finished goods	12,941	9,397	16,432

	$51,798	$55,479	$69,028

Note 7.    Property, Plant and Equipment

        Property, plant and equipment of continuing operations are summarized as follows:

	December 31,
			September 30, 2001
	1999	2000
Land	$2,029	$2,029	$2,029
Buildings	10,074	10,616	10,660
Machinery and equipment	41,273	44,072	47,957
Autos and trucks	2,058	1,325	867
Furniture and fixtures	2,969	2,641	4,566
Leasehold improvements	11,433	10,712	11,285
Construction in process	1,533	754	5,399

	71,369	72,149	82,763
Less: Accumulated depreciation and amortization	(23,472)	(25,873)	(31,019)

	$47,897	$46,276	$51,744

Note 8.    Accrued Expenses

        Accrued expenses of continuing operations are summarized as follows:

	December 31,
			September 30, 2001
	1999	2000
Payroll and related costs	$8,844	$10,782	$12,356
Interest payable	7,101	5,818	2,825
Non-income related taxes	2,863	2,851	3,372
Warranty	2,871	3,474	4,013
Restructuring and other costs	3,417	3,752	3,319
Other	8,603	7,334	10,091

	$33,699	$34,011	$35,976

Note 9.    Credit Facility

        The Company has a credit facility with J.P. Morgan Chase, as agent (the "Bank"), comprised of a $130,000 term loan (the "Term Loan") and a $100,000 line of credit (the "Revolver") (collectively, the "Credit Facility") to finance the Company's working capital requirements and future acquisitions and the acquisition of Autocraft (see Note 4). Amounts advanced under the Credit Facility are secured by substantially all the assets of the Company. Amounts outstanding under the Term Loan are payable in quarterly installments through December 31, 2003. Amounts advanced under the Revolver become due on December 31, 2003. The balance outstanding on the Term Loan as of December 31, 1999, 2000 and September 30, 2001 was $103,359, $44,100 and $33,075, respectively. The Company may prepay outstanding advances under the Revolver or the Term Loan in whole or in part without incurring any premium or penalty. The balance on the Revolver was $83,200, $62,600 and $78,200 as of December 31, 1999, 2000 and September 30, 2001, respectively. In addition, the Company had outstanding letters of credit issued against the Credit Facility totaling $1,920, $4,219 and $4,280 at December 31, 1999, 2000 and September 30, 2001, respectively.

        At the Company's election, amounts advanced under the Credit Facility will bear interest at either (i) the Alternate Base Rate plus a specified margin, or (ii) the Eurodollar Rate plus a specified margin. The "Alternate Base Rate" is equal to the highest of (a) the Bank's prime rate, (b) the secondary market rate for three-month certificates of deposit plus 1.00% and (c) the federal funds rate plus 0.50%, in each case as in effect from time to time. The "Eurodollar Rate" is the rate offered by the Bank for Eurodollar deposits for one, two, three, six or, if available by all lenders, nine months (as selected by the Company). The applicable margins for both Alternate Base Rate and Eurodollar Rate loans are subject to a quarterly adjustment based on the Company's leverage ratio as of the end of the four fiscal quarters then completed. At December 31, 2000 and September 30, 2001, the Alternate Base Rate margin was 1.00% and 0.25%, respectively, and the Eurodollar Rate margin was 2.00% and 1.75%, respectively. Interest payments on advances that bear interest based upon the Alternate Base Rate are due quarterly in arrears and on the termination date, and interest payments on advances that bear interest based upon the Eurodollar Rate are due on the last day of each relevant interest period (or, if such period exceeds three months, quarterly after the first day of such period). The average interest rate on the credit facility for the years ended December 31, 1998, 1999, 2000 and nine months ended September 30, 2000 and 2001 was 6.72%, 7.70%, 8.75%, 8.62% and 7.03%%, respectively.

        The Company is required to pay the Bank quarterly in arrears a commitment fee equal to a per annum percentage of the average daily unused portion of the Credit Facility during such quarter. The commitment is subject to a quarterly adjustment based on the Company's leverage ratio as of the end of the four fiscal quarters then completed. At December 31, 2000 and September 30, 2001, the quarterly commitment fee percentage was 0.500% and 0.375%, respectively. The Company must also reimburse the Bank for certain legal and other costs of the Bank and pay a fee on outstanding letters of credit at a rate per annum equal to the applicable margin then in effect for advances bearing interest at the Eurodollar Rate.

        During 1998, in order to convert $50,000 of its Credit Facility to a fixed rate, the Company entered into a series of interest rate swap agreements scheduled to mature during July 2003. During 1999, the Company revised the maturity dates on $35,000 of the swap agreements to January 2001 in exchange for proceeds of $636. The proceeds were recorded as a deferred gain and are being amortized over the original life of the interest rate swap agreements.

        The Credit Facility contains several covenants, including ones that require the Company to maintain certain levels of net worth, leverage and cash flow coverage, and others that limit the Company's ability to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments (including dividends), sell assets, make investments and engage in transactions with affiliates of the Company and its subsidiaries.

Annual maturities of the Company's Credit Facility were as follows as of December 31, 2000:

2001	$14,700
2002	14,700
2003	77,300

$106,700

Note 10.    12% Series B and D Senior Subordinated Notes

        On August 2, 1994, the Company completed a private placement issuance of $120,000 of 12% Series A Senior Subordinated Notes due in 2004. Proceeds from the issuance were used to partially finance the acquisitions made by the Company in 1994. The privately placed debt was subsequently exchanged for public debt (Series B).

        On June 1, 1995, the Company completed another private placement issuance of $40,000 of 12% Series C Senior Subordinated Notes due in 2004. Proceeds of $42,400 from the issuance were used to finance acquisitions made by the Company during 1995. These notes have an effective interest rate of 10.95%. The privately placed debt was subsequently exchanged for public debt (Series D).

        Interest on the 12% Series B and Series D Senior Subordinated Notes (the "Senior Notes") is payable semiannually on February 1 and August 1 of each year. The Senior Notes will mature on August 1, 2004. Beginning on August 1, 1999, and each anniversary date thereafter, the Senior Notes may be redeemed at the option of the Company, in whole or in part, at the redemption prices specified below, plus accrued and unpaid interest:

August 1,	Redemption Price
2000	104%
2001	102%
2002 and thereafter	100%

        During 1997, in accordance with the terms of the Senior Notes, the Company redeemed $30,000 in principal amount of the Series B Senior Notes and $10,000 in principal amount of the Series D Senior Notes. In connection with these redemptions, the Company recorded an extraordinary loss of $3,749, net of tax.

        During 1998, the Company purchased and retired a total of $2,185 in principal amount of the Series D Senior Notes and $7,430 in principal amount of the Series B Senior Notes in open market transactions. In connection with these purchases, the Company recorded an extraordinary loss of $340, net of tax.

        In the event of a change in control, the Company would be required to offer to repurchase the Senior Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest.

The Senior Notes are general obligations of the Company, subordinated in right of payment to all existing and future senior debt (including the Company's Credit Facility). The Senior Notes are guaranteed by each of the Company's existing and future subsidiaries other than any subsidiary designated as an unrestricted subsidiary (as defined). As of December 31, 2000, the Company had no unrestricted subsidiaries. The Company may incur additional indebtedness, including borrowings under its Credit Facility (see Note 9), subject to certain limitations as contained in the Senior Notes indentures.

        The indentures under which the Senior Notes were issued contain certain covenants that, among other things, limit the Company's ability to incur additional indebtedness under certain conditions, issue disqualified capital stock, engage in transactions with affiliates, incur liens, make certain restricted payments (including dividends), make certain asset sales and permit certain restrictions on the ability of its subsidiaries to make distributions.

Note 11.    Income Taxes

        Income tax expense from continuing operations consists of the following:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	1998	1999	2000	2000	2001
Current:
Federal	$573	$7,844	$(819)	$(7,688)	$753
State	180	782	185	(436)	517
Foreign	516	—	70	70	95

Total current	1,269	8,626	(564)	(8,054)	1,365
Deferred:
Federal	(249)	1,550	2,486	5,873	10,268
State	(46)	(4)	13	295	588
Foreign	—	(433)	(52)	(52)	70

Total deferred	(295)	1,113	2,447	6,116	10,926

	$974	$9,739	$1,883	$(1,938)	$12,291

        In addition, the Company has recognized tax benefits related to the exercise of certain non-qualified stock options and the disposition of certain shares pursuant to Incentive Stock Options prior to the expiration of the statutory holding period as an increase in stockholders' equity of $2,196, $64, $411, $405 and $27 for the years ended December 31, 1998, 1999, 2000 and the nine months ended September 30, 2000 and 2001, respectively.

        The reconciliation of income tax expense computed at the U.S. federal statutory tax rates to income tax expense from continuing operations is as follows:

	For the Years Ended December 31,
	1998		1999		2000
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at U.S. statutory rates	$21	35.0%	$9,280	35.0%	$1,501	35.0%
State income taxes, net of federal tax benefit	2	3.0	758	2.9	103	2.4
Foreign income taxes	675	1,144.5	(740)	(2.8)	(495)	(11.5)
Goodwill amortization	234	396.5	235	0.9	232	5.4
Nondeductible expenses	36	61.0	61	0.2	503	11.7
Other	6	10.8	145	0.5	39	0.9

	$974	1,650.8%	$9,739	36.7%	$1,883	43.9%

        The effective income tax rate, expressed as a percentage of income from continuing operations, before income taxes, was 38.5% for the nine months ended September 30, 2001.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,		September 30,
	1999	2000	2001
Deferred tax assets:
Inventory obsolescence reserve	$3,912	$464	$472
Product warranty accruals	1,088	1,538	1,583
Special charge accruals	3,067	2,030	1,998
Discontinued operations reserve	—	12,254	12,398
Other accruals and deferrals	5,545	2,889	3,779
Net operating losses	1,814	49,186	40,926

Total deferred tax assets	15,426	68,361	61,156
Deferred tax liabilities:
Amortization of intangible assets	12,270	12,485	14,929
Accelerated depreciation	2,151	1,388	1,654
Other accruals and deferrals	669	545	265

Total deferred tax liabilities	15,090	14,418	16,848
Valuation allowance	(1,368)	(9,187)	(9,187)

Net deferred tax asset (liability)	$(1,032)	$44,756	$35,121

        As of December 31, 2000, the Company had Federal and State net operating loss carryforwards of approximately $109,029. These loss carryforwards are available as an offset to the future taxable income of the Company and its subsidiaries. The Federal loss carryforward expires in 2020, and the state loss carryforwards expire in varying amounts from 2004 to 2020. The Company, through its subsidiary in the U.K., has surplus Advance Corporate Tax ("ACT") of approximately $424 available as a direct offset to future U.K. tax liability. The Company's surplus ACT can be carried over indefinitely.

        A valuation allowance has been established, in accordance with the requirements of SFAS 109, for the tax benefits associated with certain state loss carryforwards. Due to the limitations imposed by certain states on the Company's ability to utilize these benefits, realization is not deemed likely. A valuation allowance has also been established for certain foreign tax benefits due to similar limitations imposed by the foreign tax jurisdiction. The Company believes that, consistent with the standards set forth under SFAS 109, it is more likely than not that the tax benefits associated with the balance of loss carryforwards and other deferred tax assets will be realized through future taxable earnings or alternative tax strategies.

Note 12.    Stock Options and Warrants

        The Company provides stock options to employees, non-employee directors and independent contractors under its 1996 Stock Incentive Plan (the "1996 Plan"), its 1998 Stock Incentive Plan (the "1998 Plan") and its 2000 Stock Incentive Plan (the "2000 Plan"). The Plans provide for granting of non-qualified and incentive stock option awards. Options under the Plans are generally granted at fair value and vest over a period of time to be determined by the Board of Directors, generally from three to five years. Options under the Plans expire 10 years from the date of grant. The Company has reserved 2,400,000, 1,200,000 and 800,000 shares of common stock under the 1996, 1998 and 2000 Plans, respectively. Options available for grant under the Plans were 525,106, 249,355 and 714,683 as of December 31, 1998, 1999 and 2000, respectively.

        A summary of the status of the Company's option plans are presented below:

	1998		1999		2000
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	1,993,914	$3.82	1,843,920	$7.46	1,918,675	$7.43
Granted	1,336,000	$9.54	544,500	$8.05	763,950	$10.93
Exercised	(834,494)	$1.67	(200,996)	$3.11	(196,528)	$2.21
Canceled	(651,500)	$7.97	(268,749)	$12.18	(479,278)	$11.26

Outstanding at end of year	1,843,920	$7.46	1,918,675	$7.43	2,006,819	$8.36

Exercisable at end of year	600,234	$4.71	874,083	$5.40	976,798	$6.14

Weighted-average fair value of options granted during the year		$5.98		$6.07		$8.44

        During the nine months ended September 30, 2001, the Company granted 693,000 options, 27,369 options were exercised and 126,967 options were forfeited.

        The following summarizes information about options outstanding as of December 31, 2000:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Average Remaining Life	Weighted- Average Exercise Prices	Shares	Weighted- Average Exercise Prices
$1.67	11,696	5.0 years	$1.67	11,696	$1.67
$4.60-$6.90	896,000	5.8 years	$5.04	796,667	$5.03
$6.91-$9.20	239,834	8.5 years	$8.92	80,196	$8.92
$9.21-$11.50	741,700	8.9 years	$10.90	33,334	$10.00
$11.51-$18.50	117,589	7.0 years	$17.12	54,905	$16.69

	2,006,819	7.3 years	$8.36	976,798	$6.14

        During 1994, the Company issued warrants to purchase 421,056 shares of Common Stock at $1.67 per share, the fair value of the Common Stock on the date of grant. The warrants are exercisable through 2004. During 2000, in a cashless transaction, 140,352 of these warrants were exercised and 114,218 shares of the Company's common stock were issued. During the nine months ended September 30, 2001, in cashless transactions, 210,528 of these warrants were exercised and 181,921 shares of the Company's common stock were issued.

        Had compensation cost for the Company's Plans been determined in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's reported net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	For the Years Ended December 31,
	1998	1999	2000
Income (loss) from continuing operations:
As reported	$(915)	$16,776	$2,406
Pro forma	(3,376)	13,653	(470)
Basic earnings (loss) per common share:
As reported	$(0.05)	$0.82	$0.12
Pro forma	(0.17)	0.67	(0.02)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Years Ended December 31,
	1998	1999	2000
Expected volatility	71.16%	72.17%	87.90%
Risk-free interest rates	5.25%	5.75%	6.25%
Expected lives	6.3 years	7.9 years	5.2 years

        The Company has not paid and does not anticipate paying dividends; therefore, the expected dividend yield is assumed to be zero.

Note 13.    Common and Preferred Stock

        On August 26, 1998, the Company's Board of Directors authorized the Company to repurchase 350,000 shares of the Company's Common Stock. During 1998, the Company repurchased 172,000 shares at an average price of $11.59 per share.

        On January 8, 2001, the Company, together with certain members of management and directors of the Company, certain principals and affiliates of the Aurora Capital Group and certain other shareholders of the Company, commenced a program for the purchase of up to 1,850,000 shares of the Company's common stock. Such purchases may be made from time to time in the open market, through privately negotiated transactions or through block purchases. Purchases were conducted in accordance with the Securities and Exchange Commissions' Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. As of September 30, 2001, 1,364,200 shares of the Company's common stock were purchased under the program, of which 439,337 shares at an average price of $5.33 per share were purchased by the Company.

Note 14.    Derivative Financial Instruments

        On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 137 and 138). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive loss, depending on whether a derivative is designated a part of a hedge and, if it is, the type of hedge transaction. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs.

        The Company uses interest rate swaps to convert variable rate debt to fixed rate debt to reduce interest rate volatility risk. In accordance with SFAS No. 133, the Company has designated its swap agreement as a cash flow hedge and recorded the fair value of this hedge agreement as part of other comprehensive loss. The swap is based on a notional amount of $15,000 at the fixed interest rate of 5.95% during the term of the swap agreement. At January 1, 2001, the Company's financial statements were adjusted to record a cumulative effect of adopting this accounting change as an addition to other long-term liabilities of $45, and an increase to other comprehensive loss in the amount of $28 (net of income tax benefit of $17). For the nine months ended September 30, 2001, the effective portion of changes in fair value of this derivative amounted to $683 and is recorded as an addition to other long-term liabilities and an increase to other comprehensive loss in the amount of $420 (net of income tax benefit of $263). The fair value of this derivative as a liability amounted to $728 at September 30, 2001.

Note 15.    Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	1998	1999	2000	2000	2001
Numerator:
Income (loss) from continuing operations	$(915)	$16,776	$2,406	$(3,145)	$19,633

Denominator:
Weighted-average common shares outstanding	19,985,850	20,324,640	20,663,102	20,633,807	20,457,499
Effect of dilutive securities:
Employee stock options and warrants	—	838,961	500,387	—	443,918

Denominator for diluted earnings per common share	19,985,850	21,163,601	21,163,489	20,633,807	20,901,417

Basic earnings (loss) per common share	$(0.05)	$0.82	$0.12	$(0.15)	$0.96
Diluted earnings (loss) per common share	(0.05)	0.79	0.11	(0.15)	0.94

        Due to the losses reported for the year ended December 31, 1998 and for the nine months ended September 30, 2000, the applicable share calculation above excludes the antidilutive effect of stock options and warrants which would have been 1,092,511 and 609,080, respectively, had the Company not reported a loss.

Note 16.    Employee Retirement Plans

        The Company's defined contribution plans provide substantially all U.S. salaried and hourly employees of the Company an opportunity to accumulate personal funds for their retirement, subject to minimum duration of employment requirements. Contributions are made on a before-tax basis to substantially all of these plans.

        As determined by the provisions of each plan, the Company matches a portion of the employees' basic voluntary contributions. Company matching contributions to the plans were approximately $560, $1,003, and $998 for the years ended December 31, 1998, 1999 and 2000. For the nine months ended September 30, 2000 and 2001, the Company's matching contributions to the plans were approximately $832 and $1,145, respectively.

        In addition, the Company's subsidiary located in the U.K. provides a voluntary retirement benefits plan for its employees. Company matching contributions to this plan were approximately $329, $414 and $291 for the years ended December 31, 1998, 1999 and 2000, respectively. For the nine months ended September 30, 2000 and 2001, the Company's matching contributions to this plan were approximately $215 and $233, respectively.

Note 17.    Commitments and Contingencies

        The Company leases certain facilities and equipment under various operating lease agreements, which expire on various dates through 2012. Facility leases that expire generally are expected to be renewed or replaced by other leases. Future minimum rental commitments under non-cancelable operating leases with terms in excess of one year are as follows:

For the Years Ended December 31,
2001	$7,352
2002	5,568
2003	5,365
2004	4,465
2005	3,023
2006 and thereafter	6,301

$32,074

        Rent expense for all operating leases approximated $5,622, $7,377 and $7,908 for the years ended December 31, 1998, 1999 and 2000, respectively. For the nine months ended September 30, 2000 and 2001, rent expense for all operating leases approximated $5,857 and $6,017, respectively.

        The Company is subject to various evolving federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up, and damages resulting from, past spills, disposals or other releases of hazardous substances.

        In connection with the acquisition of certain subsidiaries, some of which have been subsequently divested or relocated, the Company conducted certain investigations of these companies' facilities and their compliance with applicable environmental laws. The investigations, which included Phase I assessments by independent consultants of all manufacturing and various distribution facilities, found that a number of these facilities have had or may have had releases of hazardous materials that may require remediation and also may be subject to potential liabilities for contamination from off-site disposal of substances or wastes. These assessments also found that reporting and other regulatory requirements, including waste management procedures, were not or may not have been satisfied. Although there can be no assurance, the Company believes that, based in part on the investigations conducted, in part on certain remediation completed prior to or since the acquisitions, and in part on the indemnification provisions of the agreements entered into in connection with the Company's acquisitions, the Company will not incur any material liabilities relating to these matters.

        One of the Company's former subsidiaries, RPM, leased several facilities in Azusa, California located within what is now the Baldwin Park Operable Unit of the San Gabriel Valley Superfund Site. The entity that leased the facilities to RPM has been identified by the United States Environmental Protection Agency, or EPA, as one of approximately nineteen potentially responsible parties, or PRPs, for environmental liabilities associated with the Superfund Site. The Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA or Superfund) provides for cleanup of sites from which there has been a release or threatened release of hazardous substances, and authorizes recovery of related response costs and certain other damages from PRPs. PRPs are broadly defined under CERCLA, and generally include present owners and operators of a site and certain past owners and operators. As a general rule, courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the PRPs according to a volumetric or other standard. The EPA has preliminarily estimated that it will cost between $150 million and $200 million to construct and to operate for an indefinite period an interim remedial groundwater pumping and treatment system for the part of the San Gabriel Valley Superfund site within which RPM's facilities, as well as those of many other potentially responsible parties, are or were located. The actual cost of this remedial action could vary substantially from this estimate, and additional costs associated with this Superfund site are likely to be assessed. RPM moved all manufacturing operations out of the San Gabriel Valley Superfund site area in 1995. Since July 1995, RPM's only real property interest in this area has been the lease of a 6,000 square foot storage and distribution facility. The acquisition agreement by which the Company acquired the assets of RPM in 1994 and the leases pursuant to which the Company leased RPM's facilities after it acquired the assets of RPM expressly provide that the Company did not assume any liabilities for environmental conditions existing on or before the closing of the acquisition, although the Company could become responsible for those liabilities under various legal theories. The Company is indemnified against any such liabilities by the company that sold RPM to it as well as the shareholders of that company. There can be no assurance, however, that the Company would be able to make any recovery under any indemnification provisions. Since the closing of the acquisition, the Company has been engaged in negotiations with the EPA to settle any liability that it may have for this site. Although there can be no assurance, the Company believes that it will not incur any material liability as a result of RPM's lease of properties within the San Gabriel Valley Superfund site.

        In connection with the sale of the Distribution Group (the "DG Sale") on October 27, 2000 (see Note 3), the Company has agreed to certain matters with Buyer that could result in contingent liability to the Company in the future. These include the Company's indemnification of Buyer against (i) environmental liability at former Distribution Group facilities that had been closed prior to the DG Sale, including the former manufacturing facility in Azusa, California within the Superfund site mentioned above and former manufacturing facilities in Mexicali, Mexico and Dayton, Ohio, (ii) any other environmental liability of the Distribution Group relating to periods prior to the DG Sale, in most cases subject to a $0.8 million deductible and a $12.0 million cap except with respect to closed facilities, (iii) liabilities of the Distribution Group existing at the time of the DG Sale but not disclosed to Buyer, subject to the $0.8 million deductible and $12.0 million cap, (iv) any tax liability of the Distribution Group relating to periods prior to the DG Sale and (v) certain health claims that may be asserted by employees of the Distribution Group relating to the air quality at one of its facilities prior to the DG Sale. In addition, prior to the DG Sale several of the Distribution Group's real estate and equipment leases were guaranteed by the Company. These guarantees remain in effect after the DG Sale so the Company continues to be liable for the Distribution Group's obligations under such leases in the event that the Distribution Group does not honor those obligations. Buyer has agreed to indemnify the Company for any liability that the Company may incur pursuant to the guarantees. Following the Distribution Group sale, Buyer was merged into the Distribution Group and the Distribution Group succeeded to all of Buyer's obligations, including its obligation to indemnify the Company with respect to the guarantees.

Note 18.    Reportable Segments

        The Company has two reportable segments in continuing operations: the Drivetrain Remanufacturing segment and the Logistics segment. The Drivetrain Remanufacturing segment consists of five operating units that primarily sell remanufactured transmissions directly to DaimlerChrysler, Ford, General Motors and several foreign OEMs, primarily for use as replacement parts by their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. In addition, the Drivetrain Remanufacturing segment sells select remanufactured and newly assembled engines to certain European OEMs, including Ford's and General Motors's European operations and Jaguar. The Company's Logistics segment consists of three operating units: (i) a provider of value added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless Services; (ii) a provider of returned material reclamation and disposition services and core management services primarily to Ford and to a lesser extent, General Motors; and (iii) an automotive electronic components remanufacturing and distribution business, primarily for Delphi and Visteon. The Company's Engines business unit, which is not a reportable segment and shown as "Other", remanufactures and distributes domestic and foreign engines from four regional distribution centers primarily to independent aftermarket customers.

        The Company evaluates performance based upon income from operations. The reportable segments' and the "other" business unit's accounting policies are the same as those described in the summary of significant accounting policies (see Note 2.)

        As a result of and concurrent with the decision to discontinue the Company's Independent Aftermarket segment, the management fees previously allocated to this discontinued segment were re-allocated to continuing operations. Additionally, and to more accurately reflect segment financial performance, the Company revised its allocation methodology of corporate overhead and changed from a partial to a full allocation of expenses relating to the Company's corporate offices. Allocation percentages for each business unit are based on full year profit before tax. These revisions have been incorporated for all periods presented.

        The reportable segments and the "other" business unit are each managed and measured separately primarily due to the differing customers, production processes, products sold and distribution channels. The reportable segments and other business unit are as follows:

	Drivetrain Remanufacturing	Logistics	Other	Totals
As of and for the year ended December 31, 1998:
Revenues from external customers	$232,320	$40,323	$28,080	$300,723
Depreciation and amortization expense	8,066	1,615	1,254	10,935
Special charges	2,400	—	2,650	5,050
Segment profit (loss)	24,458	3,384	(4,242)	23,600
Segment assets	320,502	40,558	42,644	403,704
Expenditures for long-lived assets	4,695	2,560	3,241	10,496
As of and for the year ended December 31, 1999:
Revenues from external customers	$268,897	$59,127	$37,539	$365,563
Depreciation and amortization expense	9,441	2,281	1,578	13,300
Special charges	975	570	3,333	4,878
Segment profit (loss)	50,506	7,665	(5,973)	52,198
Segment assets	336,135	47,103	45,538	428,776
Expenditures for long-lived assets	4,421	1,942	3,124	9,487
As of and for the year ended December 31, 2000:
Revenues from external customers	$254,280	$89,077	$29,136	$372,493
Depreciation and amortization expense	9,360	2,786	845	12,991
Special charges	—	—	32,584	32,584
Segment profit (loss)	49,028	17,394	(37,537)	28,885
Segment assets	382,499	63,090	17,479	463,068
Expenditures for long-lived assets	5,156	5,556	306	11,018
For the nine months ended September 30, 2000:
Revenues from external customers	$186,845	$63,900	$23,257	$274,002
Special charges	—	—	32,584	32,584
Segment profit (loss)	36,580	12,750	(35,969)	13,361
For the nine months ended September 30, 2001:
Revenues from external customers	$198,913	$74,598	$18,358	$291,869
Intersegment revenues	785	—	—	785
Special charges	1,493	1,719	—	3,212
Segment profit (loss)	29,859	17,118	1,486	48,463

        A reconciliation of the reportable segments to consolidated net sales and income from operations, are as follows:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	1998	1999	2000	2000	2001
Net Sales:
External revenues from reportable segments	$272,643	$328,024	$343,357	$250,745	$273,511
Other revenues	28,080	37,539	29,136	23,257	18,358

Consolidated net sales	$300,723	$365,563	$372,493	$274,002	$291,869

Profit:
Total profit for reportable segments	$27,842	$58,171	$66,422	$49,330	$46,977
Other profit (loss)	(4,242)	(5,973)	(37,537)	(35,969)	1,486
Unallocated amounts:
Special charges	(1,624)	(2,432)	—	—	(476)

Income from operations	$21,976	$49,766	$28,885	$13,361	$47,987

        A reconciliation of the reportable segments to consolidated assets are as follows:

	As of December 31,
	1998	1999	2000
Assets:
Total assets for reportable segments	$361,060	$383,238	$445,589
Other assets	42,644	45,538	17,479
Elimination of intercompany accounts	(34,165)	(77,849)	(104,627)
Unallocated corporate assets	13,003	27,126	49,058
Discontinued assets	135,252	199,729	—

Consolidated assets	$517,794	$577,782	$407,499

        Other significant items as disclosed within the reportable segments are reconciled to the consolidated totals as follows:

	Segment Totals	Unallocated Corporate Items	Consolidated
Other significant items:
For the year ended December 31, 1998
Special charges	$5,050	$1,624	$6,674
Expenditures for long-lived assets	10,496	268	10,764
For the year ended December 31, 1999
Special charges	$4,878	$2,432	$7,310
Expenditures for long-lived assets	9,487	585	10,072
For the year ended December 31, 2000
Special charges	$32,584	$—	$32,584
Expenditures for long-lived assets	11,018	664	11,682

        Revenues and long-lived assets by geographic area are determined by the location of the Company's facilities as follows:

	As of and For the Years Ended December 31,
	1998	1999	2000
Net sales:
United States	$272,274	$342,663	$351,726
Canada and Europe	28,449	22,900	20,767

Consolidated net sales	$300,723	$365,563	$372,493

Long-lived assets:
United States	$239,586	$233,698	$234,325
Canada and Europe	15,096	15,464	14,119
Assets of discontinued operations held for sale, net	83,437	127,535	—

Consolidated long-lived assets	$338,119	$376,697	$248,444

        For the years ended December 31, 1998 and 1999, the Company had two significant external customers, DaimlerChrysler (Drivetrain Remanufacturing segment and Other) and Ford (Drivetrain Remanufacturing and Logistics segments), representing $88,380 and $83,155 of consolidated net sales for 1998, respectively and $115,537 and $108,257 of consolidated net sales for 1999, respectively.

        For the year ended December 31, 2000, the Company's three significant external customers, Ford (Drivetrain Remanufacturing and Logistics segments), Daimler Chrysler (Drivetrain Remanufacturing segment and Other) and AT&T Wireless Services (Logistics segment) represented $111,818, $110,175 and $52,653 of consolidated net sales for 2000, respectively.

Note 19.    Fair Value of Financial Instruments

        The carrying amount of the Company's financial instruments approximate their fair values due to the fact that they are either short-term in nature or re-priced to fair value through floating interest rates with the exception of the following: (i) Company's Senior Notes, (ii) interest rate swap agreement, (iii) 18% senior subordinated promissory note investment and (iv) Series B preferred stock investment. The 18% senior subordinated promissory note and the Series B preferred stock, received by the Company on October 27, 2000 as part of the proceeds from the sale of the Distribution Group, had a fair value which approximated their carrying value at December 31, 2000.

        The carrying amounts and fair values of these financial instruments are as follows:

	December 31,
	1999		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Series B Senior Notes	$82,570	$82,686	$82,570	$78,417
Series D Senior Notes	27,815	27,854	27,815	26,416
Interest rate swap agreement	—	775	—	(69)
18% senior subordinated promissory note	—	—	8,593	8,593
Series B preferred stock	—	—	1,929	1,929

Note 20.    Special Charges

        Commencing in 1998, the Company implemented certain initiatives designed to improve operating efficiencies and reduce costs. In 1998, the Company recorded $6,674 in special charges related to these initiatives, consisting of $2,230 in restructuring costs, $2,044 of other charges and $2,400 in non-income related taxes. The non-income related tax charge is due to a state's 1998 interpretation of tax laws. This interpretation was applied retroactively to prior fiscal years. Due to a change in distribution operations, the Company's exposure to the effect of this tax interpretation has been significantly reduced in future tax periods.

        In 1999, the Company recorded $7,310 of special charges primarily related to the initiation of four actions. First, the Company recorded $2,557 of costs primarily related to its management reorganization consisting of $2,282 of severance costs for 41 people and $275 of other costs. Second, the Company recorded $3,333 of costs associated with the narrowing of the product offerings of its Engine business, consisting of $2,852 of inventory write-downs (classified as Cost of Sales—Special Charges), $173 of severance costs for 31 people, $119 of exit costs and $189 of costs related to the write-down of certain assets. Third, the Company recorded $850 of costs to exit a plant within its Drivetrain Remanufacturing segment consisting of $500 of costs related to the write-down of fixed assets and $350 of severance costs for 130 people. Fourth, the Company recorded $570 of costs related to its Logistics segment consisting of $168 related to the write-down of accounts receivable balances from customers the segment no longer services, $164 of severance costs for nine people, $125 of exit and other costs and $113 of inventory write-downs (classified as Cost of Sales—Special Charges).

        In June 2000, the Company reclassified $32,584 of expense related to the restructuring and then anticipated disposition of its Engines business from loss on discontinued operations to special charges. These charges included the following: (i) $15,614 for the impairment of goodwill; (ii) $5,790 for the write-down of fixed assets to estimated net realizable value; (iii) $5,351 for the write-down of inventory to estimated net realizable value (classified as Cost of Sales—Special Charges); (iv) $3,783 of product warranty costs for units remanufactured and sold prior to 2000 (classified as Cost of Sales—Special Charges); (v) $871 for the write-down of un-collectible accounts receivable balances; and (vi) $732 of exit costs and $443 of severance costs for 56 people primarily associated with the elimination of its branch distribution network.

        In 2001, the Company recorded $3,688 of special charges, of which $862 of expense, incurred in the first quarter of 2001, was reclassified from selling, general and administrative expense to special charges. These charges included $1,719 for the Logistics segment, $1,493 for the Drivetrain Remanufacturing segment and $476 for the Company's two information systems groups. The $1,719 of special charges related to the Logistics segment included the following: (i) $1,470 of costs related to the shut-down of the Company's remanufactured automotive electronic control modules operation including $631 related to the write-down of fixed assets, $459 of severance for 94 people, $218 of facility exit and other costs related to the shutdown and $162 related to inventory write-downs (classified as Cost of Sales—Special Charges); and (ii) $249 of severance and related costs for four people primarily associated with the upgrade of certain management functions within the segment. The $1,493 related to the Drivetrain Remanufacturing segment consists of $901 of severance and related costs for 24 people primarily associated with the de-layering of certain management functions and the reorganization of certain facility operations and $592 of exit and other costs primarily related to the consolidation of certain facilities within the segment. The $476 related to the Company's two information systems groups are for severance and related costs for four people primarily associated with the consolidation of that function.

	Termination Benefits	Exit / Other Costs	Loss on Write-Down of Assets	Total
Provision 1998	$1,318	$5,356	$—	$6,674
Payments 1998	(478)	(2,077)	—	(2,555)

Reserve at December 31, 1998	840	3,279	—	4,119
Provision 1999	2,969	519	3,822	7,310
Payments 1999	(1,422)	(1,256)	—	(2,678)
Asset write-offs 1999	—	—	(842)	(842)

Reserve at December 31, 1999	2,387	2,542	2,980	7,909
Provision 2000	443	4,515	27,626	32,584
Payments 2000	(2,132)	(1,950)	—	(4,082)
Asset write-offs 2000	—	—	(22,423)	(22,423)
Asset valuation adjustment 2000	—	—	(2,962)	(2,962)
Reclassification 2000	—	(44)	44	—

Reserve at December 31, 2000	698	5,063	5,265	11,026
Provision 2001	2,085	810	793	3,688
Payments 2001	(1,484)	(2,419)	—	(3,903)
Asset write-offs 2001	—	—	(3,422)	(3,422)
Asset valuation adjustment 2001	—	—	1,764	1,764

Reserve at September 30, 2001	$1,299	$3,454	$4,400	$9,153

Note 21.    Extraordinary Items

        In March 1998, in connection with the restatement and amendment of the credit agreement to provide for the Credit Facility, the Company recorded an extraordinary item of $363, net of income tax benefit of $242, related to the write-off of previously capitalized debt issuance costs.

        In September and October 1998, the Company purchased and retired $9,615 in principal amount of its Senior Notes in open market transactions. In connection with these repurchases, the Company recorded an extraordinary item of $340, net of income tax benefit of $227, related to the purchase price premium and the write-off of unamortized deferred financing fees.

Note 22.    Selected Quarterly Financial Data (Unaudited)

	Quarter
	First	Second	Third	Fourth
1999
Net sales	$85,953	$92,634	$92,863	$94,113
Gross profit	26,145	29,422	31,135	29,672
Income from continuing operations	2,113	4,601	5,687	4,375
Earnings per common share(1)	$0.10	$0.23	$0.28	$0.21
Earnings per common share-assuming dilution(1)	0.10	0.22	0.27	0.21
2000
Net sales	$94,705	$90,658	$88,639	$98,491
Gross profit	32,840	19,804	29,809	32,468
Income (loss) from continuing operations	7,060	(15,764)	5,559	5,551
Earnings (loss) per common share(1)	$0.34	$(0.76)	$0.27	$0.27
Earnings (loss) per common share-assuming dilution(1)(2)	0.33	(0.76)	0.26	0.27
2001
Net sales	$99,229	$92,220	$100,420
Gross profit	32,462	31,258	35,709
Income from continuing operations	6,345	6,698	6,590
Earnings per common share(1)	$0.31	$0.33	$0.32
Earnings per common share-assuming dilution(1)	0.31	0.32	0.31

(1)
Earnings per share data is presented before discontinued operations.

(2)
Due to the loss reported in the second quarter of 2000, the applicable per share calculation above excludes the antidilutive effect of stock options and warrants in the second quarter of 2000.

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